                   Securities and Exchange Commission
                         Washington, D.C. 20549
                         ---------------------

                             SCHEDULE 14D-1
                         Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         ---------------------

                    AMERICAN BUSINESS PRODUCTS, INC.
                       (Name of Subject Company)

                         ---------------------

                    SHERMAN ACQUISITION CORPORATION,
                                 and
                            MAIL-WELL, INC.
                               (Bidders)

                COMMON STOCK, PAR VALUE $2.00 PER SHARE
                     (Title Of Class of Securities)

                               024763104
                 (Cusip Number of Class of Securities)


          ROGER WERTHEIMER, ESQ.                       Copy to
             MAIL-WELL, INC.                 HERBERT H. DAVIS III, ESQ.
          23 INVERNESS WAY EAST            ROTHGERBER JOHNSON & LYONS LLP
        ENGLEWOOD, COLORADO 80112        1200 SEVENTEENTH STREET, SUITE 3000
              (303) 790-8023                   DENVER, COLORADO 80202
  (Name, Address and Telephone Number of      TELEPHONE: (303) 623-9000
Persons Authorized to Receive Notices and
  Communications on Behalf of Bidders)

                         ---------------------

                       CALCULATION OF FILING FEE

    ----------------------------------------------------------------------
       Transaction Valuation<F*>         Amount of Filing Fee<F**>
             $297,172,099                         $59,435
    ----------------------------------------------------------------------
[FN]
<F*> For the purpose of calculating the fee only, this amount assumes the purchase of 15,488,101 shares of Common Stock, par value $2.00 per share, of American Business Products, Inc. at $20.00 per share.
Such number includes all outstanding shares as of January 20, 2000, and assumes the exercise of and receipt of the exercise price for all in-the-money stock options to purchase shares of Common Stock which are outstanding as of such date.

<F**>The amount of the filing fee calculated in accordance with Rule
0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

[  ] Check box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:______________    Filing Party:_________________

Form or Registration No.:____________    Date Filed:___________________



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

   This Statement relates to a tender offer by Sherman Acquisition Corporation, a Georgia corporation ("Offeror") and an indirect wholly owned subsidiary of Mail-Well, Inc., a Colorado corporation ("Parent"), to purchase all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

   Offeror and Parent have entered into a Shareholders' Stock Tender Agreement dated as of January 13, 2000 (the "Tender Agreement"), with certain stockholders of the Company (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders have agreed to tender an aggregate of 415,306 Shares owned by them (the "Committed Shares") pursuant to the Offer and certain Tendering Stockholders have agreed to vote their portion of such Committed Shares in favor of the Merger (as defined below) and otherwise in the manner directed by the Offeror. In addition, Offeror, Parent and the Company have entered into an Agreement and Plan of Merger dated as of January 13, 2000 (the "Merger Agreement"). Offeror and Parent disclaim ownership of the Committed Shares.

   Additional information about the Tender Agreements is contained in
Section 13 ("The Merger Agreement and the Tender Agreement") of the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a)  The name of the subject company is American Business
Products, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

   (b) The exact title of the class of equity securities being sought in the Offer is the common stock, par value $2.00 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

   (c)  The information set forth in Section 6 ("Price Range of
Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a) through (d), (g):    The information set forth in the
Introduction and Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

   (e) and (f):   Except as set forth in Section 9 ("Certain
Information Concerning Parent and the Offeror") of the Offer to Purchase, which is incorporated herein by reference, neither Offeror, Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
        COMPANY.

   (a) and (b):   The information set forth in the Introduction
and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) and (b):   The information set forth in Section 10 ("Source
and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

   (c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
        BIDDER.

   (a) through (e):    The information set forth in the Introduction,
Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement and the Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

   (f) and (g):   The information set forth in Section 7 ("Certain
Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) and (b):   The information set forth in the Introduction,
Section 9 ("Certain Information Concerning Parent and the Offeror") and
Section 13 ("The Merger Agreement and the Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Introduction, Section 11
("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 13 ("The Merger Agreement and the Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in Section 9 ("Certain Information
Concerning Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

   The incorporation by reference herein of the above-mentioned financial information does not constitute a representation that such information is material to a decision by a stockholder of the Company as to whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.     ADDITIONAL INFORMATION.

   (a) The information set forth in Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 13 ("The Merger Agreement and the Tender Agreement") of the Offer to Purchase is incorporated by reference.

   (b) and (c)    The information set forth in Section 16 ("Certain
Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

   (e)  None.

   (f) The information set forth in the Offer to Purchase and in the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Offer to Purchase, dated January 21, 2000.

     (a)(2)  Letter of Transmittal.

     (a)(3)  Letter from Donaldson, Lufkin & Jenrette Securities
Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5)  Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)  Summary Announcement, dated January 21, 2000.

     (a)(8) Press Release issued by the Parent and the Company on January 14, 2000.

     (a)(9)  Press Release issued by the Parent on January 14, 2000.

     (a)(10) Press Release issued by the Parent and the Company on January 21, 2000.

     (b)(1) Commitment Letter, dated as of January 13, 2000, between Bank of America N.A., and Parent.

     (c)(1) Agreement and Plan of Merger, dated as of January 13, 2000, among Parent, Offeror and the Company.

     (c)(2) Form of Shareholders' Stock Tender Agreement, dated as of January 13, 2000, among each of the Tendering Stockholders, Offeror and Parent.

     (d)   None.

     (e)   Not applicable.

     (f)   None.

     This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered forward-looking statements. Although the Parent believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Parent's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Parent's expectations include, without limitation, the risks described from time to time in the Parent's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2000

                                    Mail-Well, Inc.


                                    By:  /s/ Gary Ritondaro
                                        ------------------------------
                                    Name: Gary Ritondaro
                                         -----------------------------
                                    Title: Chief Financial Officer
                                          ----------------------------


                                    Sherman Acquisition Corporation


                                    By:  /s/ Gary Ritondaro
                                        ------------------------------
                                    Name: Gary Ritondaro
                                         -----------------------------
                                    Title: Chief Financial Officer
                                          ----------------------------

                                                    Exhibit (a)(1)
                                                    --------------

                     OFFER TO PURCHASE FOR CASH
               ALL OUTSTANDING SHARES OF COMMON STOCK

                                 OF
                  AMERICAN BUSINESS PRODUCTS, INC.

                                 AT
                        $20.00 NET PER SHARE

                                 BY
                  SHERMAN ACQUISITION CORPORATION
               AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                          MAIL-WELL, INC.

---------------------------------------------------------------------
           THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
  12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2000,
                   UNLESS THE OFFER IS EXTENDED.
---------------------------------------------------------------------

    THIS OFFER (THE "OFFER") IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 13, 2000 (THE "MERGER AGREEMENT"), AMONG MAIL-WELL, INC. ("PARENT"), SHERMAN ACQUISITION CORPORATION (THE "OFFEROR") AND AMERICAN BUSINESS PRODUCTS, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT, APPROVED THE OFFER AND THE MERGER (AS DEFINED HEREIN), HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT HOLDERS OF THE SHARES (AS DEFINED HEREIN) ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    IN CONNECTION WITH THE MERGER AGREEMENT, PARENT AND THE OFFEROR ENTERED INTO A SHAREHOLDERS' STOCK TENDER AGREEMENT DATED JANUARY 13, 2000 (THE "TENDER AGREEMENT") WITH CERTAIN STOCKHOLDERS OF THE COMPANY WHO OWN APPROXIMATELY 2.8% OF THE SHARES THAT ARE OUTSTANDING AND 2.7% ON A FULLY DILUTED BASIS (ASSUMING THE EXERCISE OF ALL "IN-THE-MONEY" STOCK OPTIONS). PURSUANT TO THE TENDER AGREEMENTS, SUCH STOCKHOLDERS HAVE AGREED TO TENDER SUCH SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES THAT WOULD CONSTITUTE MORE THAN FIFTY PERCENT (50%) OF THE SHARES THAT ARE OUTSTANDING DETERMINED ON A FULLY DILUTED BASIS, (II) ANY WAITING PERIOD UNDER THE HSR ACT (AS DEFINED HEREIN) APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER AND (III) THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

                             IMPORTANT

    Any stockholder desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the Shares and all other required documents to the Depositary (as defined herein) or follow the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

    Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

              The Dealer Manager for the Offer is:

                 DONALDSON, LUFKIN & JENRETTE

January 21, 2000

                         TABLE OF CONTENTS

                                                             PAGE
                                                             ----

INTRODUCTION................................................   1

1.  TERMS OF THE OFFER......................................   2

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES...........   4

3.  PROCEDURE FOR TENDERING SHARES..........................   5

4.  WITHDRAWAL RIGHTS.......................................   8

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................   9

6.  PRICE RANGE OF SHARES; DIVIDENDS........................  10

7.  CERTAIN EFFECTS OF THE TRANSACTION......................  10

8.  CERTAIN INFORMATION CONCERNING THE COMPANY..............  11

9.  CERTAIN INFORMATION CONCERNING PARENT AND THE OFFEROR...  13

10. SOURCE AND AMOUNT OF FUNDS..............................  14

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR
     NEGOTIATIONS WITH THE COMPANY..........................  15

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE
     COMPANY................................................  16

13. THE MERGER AGREEMENT AND THE TENDER AGREEMENT...........  17

14. DIVIDENDS AND DISTRIBUTIONS.............................  23

15. CERTAIN CONDITIONS TO THE OFFEROR'S OBLIGATIONS.........  23

16. CERTAIN LEGAL MATTERS...................................  25

17. FEES AND EXPENSES.......................................  26

18. MISCELLANEOUS...........................................  27

TO THE HOLDERS OF COMMON STOCK OF
  AMERICAN BUSINESS PRODUCTS, INC.:

                            INTRODUCTION

    Sherman Acquisition Corporation, a Georgia corporation (the "Offeror") and an indirect wholly-owned subsidiary of Mail Well, Inc., a Colorado corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, $2.00 par value per share
(the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Offeror pursuant to the Offer. The Offeror will pay all charges and expenses of Donaldson, Lufkin & Jenrette Securities Corporation (the "Dealer Manager" or "Donaldson, Lufkin &
Jenrette"), American Securities Transfer & Trust, Inc. (the "Depositary") and Morrow & Co., Inc. (the "Information Agent") in connection with the Offer.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT (AS DEFINED HEREIN), APPROVED THE OFFER AND THE MERGER (AS DEFINED HEREIN), HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Company has advised the Offeror that Goldman, Sachs & Co., the Company's financial advisor, has delivered to the Company's
Board of Directors its written opinion dated January 14, 2000 to the effect that as of such date and based upon and subject to the matters set forth therein, the $20.00 in cash per Share to be received by the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of such opinion, which sets forth the assumptions made, procedures followed, matters considered, and limits on the review undertaken, is contained in the Company's Solicitation/ Recommendation Statement on
Schedule 14D-9 which is being distributed to the Company's stockholders. The Company's stockholders are urged to read the full text of that opinion.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES THAT WOULD CONSTITUTE MORE THAN FIFTY PERCENT (50%) OF THE SHARES THAT ARE OUTSTANDING DETERMINED ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"), (II) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER AND (III) THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 13, 2000 (the "Merger Agreement"), among Parent, the Offeror and the Company. The Merger Agreement provides that, among other things, after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Georgia Business Corporation Code, as amended (the "GBCC"), the Offeror will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the GBCC ("Dissenting Shares")) will be converted into the right to receive from the Surviving
                                 1

Corporation $20.00 in cash, without interest thereon (the "Offer
Price"). See Section 5 for a description of certain tax consequences of the Offer and the Merger.

    In connection with the Merger Agreement, the Offeror and Parent entered into a Stockholders' Stock Tender Agreement dated as of January 13, 2000 (the "Tender Agreement"), with each of the following stockholders of the Company: Henry Curtis VII, Hollis L. Harris, W. Stell Huie, Thomas F. Keller, James F. McDonald, Daniel
W. McLaughlin, C. Douglas Miller, G. Harold Northrop, Joe W. Rogers, William B. Stokely, III, Richard B. Curtis, Jr. (the "Tendering Stockholders"). Pursuant to the Tender Agreement, the Tendering Stockholders have agreed to tender an aggregate of 415,306 Shares owned by the Tendering Stockholders (the "Committed Shares") and have agreed to vote the Committed Shares in favor of the Merger and otherwise in the manner directed by the Offeror. The Tendering Stockholders have also agreed that, among other things, unless the Merger Agreement is terminated in accordance with its terms, such Tendering Stockholders will not transfer the Committed Shares. The Committed Shares represent approximately 2.7% of the Shares that, as of January 20, 2000, were issued and outstanding on a fully diluted basis (assuming the exercise of all "in-the-money" stock options). The Merger Agreement and the Stockholder Agreement are more fully described in Section 13.

    The Company has advised the Offeror that as of January 20, 2000, there were (a) 14,779,767 Shares issued and outstanding and (b) 1,695,927 reserved for issuance upon the exercise of employee and director stock options of which 1,190,764 are outstanding and 708,334 are "in-the-money." Accordingly, on a fully diluted basis the aggregate amount of Shares outstanding as of January 20, 2000 was 15,488,101. Based on the foregoing, the Minimum Condition will be satisfied if at least 7,745,599 Shares, or approximately 52.41% of the outstanding Shares as of January 20, 2000 (approximately 50.01% of the Shares on a fully diluted basis (assuming the exercise of all "in-the-money" stock options)), are validly tendered and not withdrawn prior to the Expiration Date (as defined below).

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL
CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on February 18, 2000, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

    If the Offeror shall decide, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such increase is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION, THE EXPIRATION OR TERMINATION OF ANY WAITING PERIOD UNDER THE HSR ACT APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER AND CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY THE OFFEROR AND PARENT IF CERTAIN EVENTS OCCUR. The Offeror reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the United States Securities and Exchange Commission (the "Commission"), subject to the limitations set forth in the Merger Agreement and described below, to waive or reduce the Minimum

Condition or to waive any other condition to the Offer. If the Minimum Condition or any condition set forth in Section 15 has not been satisfied by 12:00 Midnight, New York City time, on Friday, February 18, 2000 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement as described below, elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

    Under the terms of the Merger Agreement, the Offeror may not (except as described in the next sentence), without the consent of the Company, reduce the number of Shares subject to the Offer, reduce the Offer Price, impose any other conditions to the Offer other than the conditions set forth in Section 15 or modify such conditions (other than to waive any such conditions to the extent permitted by the Merger Agreement), extend the Offer or change the form of consideration payable in the Offer. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the conditions shall not be satisfied, until such time as such conditions are satisfied, (ii) extend the Offer for a period of not more than 10 business days beyond the initial expiration date if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not withdrawn pursuant to the Offer, notwithstanding that all conditions to the Offer are satisfied on the date of such extension and (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Commission staff applicable to the Offer. Notwithstanding the foregoing, the Offer may not be extended beyond the date of termination of the Merger Agreement set forth in Section 13.

    Subject to the limitations set forth in this Offer and the Merger Agreement, the Offeror reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. Except to the extent required by the Merger Agreement, there can be no assurance that the Offeror will exercise its right to extend the Offer.

    Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, the Offeror expressly reserves the right, at any time and from time to time, in its sole discretion, (i) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions set forth in Section 15, by giving oral or written notice of such delay or termination to the Depositary, and (ii) at any time or from time to time, to amend the Offer in any respect. The Offeror's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, relating to the Offeror's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of the Offeror under such rule or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

    If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (including, with the consent of the Company, a waiver of the Minimum Condition), the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules

14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise.
The minimum period during which a tender offer must remain open following material changes in the terms of the offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response.

    Pursuant to Rule 14d-11 under the Exchange Act, scheduled to become effective January 24, 2000, the Purchaser may, subject to certain conditions, include a subsequent offering period following the expiration of the Offer on the Expiration Date ("Subsequent Offering Period"). Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things,
(i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all securities tendered during the Offer prior to close of the Offer, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after February 18, 2000. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

    A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered into the Offer. THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION.

    PURSUANT TO RULE 14d-7 UNDER THE EXCHANGE ACT, SCHEDULED TO BECOME EFFECTIVE JANUARY 24, 2000, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED INTO A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION, THE OFFER PRICE, WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    The Company has provided the Offeror with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions set forth in Section 15 related to regulatory matters. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 and 16. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in Section 3, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

    The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant.

    For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror's rights under Section 1, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 below and as otherwise required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE OFFEROR BECAUSE OF ANY DELAY IN MAKING ANY PAYMENT.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to a Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, THE OFFEROR INCREASES THE PRICE BEING PAID FOR SHARES ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION WILL BE PAID TO ALL STOCKHOLDERS WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

3. PROCEDURE FOR TENDERING SHARES.

    Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration
Date or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either
(i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN
ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (ii) the guaranteed delivery procedures described below must be complied with.

    Signature Guarantee. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled
"Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

    Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

   i.    the tender is made by or through an Eligible Institution;

   ii. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Offeror, is received by the Depositary, as provided below, prior to the Expiration Date; and

   iii. the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of

         Transmittal are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. The term "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING ANY PAYMENT.

    Backup Federal Income Tax Withholding. To prevent "backup" federal income tax withholding with respect to payment of the purchase price of shares purchased pursuant to the offer, each stockholder must, subject to certain exceptions, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup federal income tax withholding by completing the substitute form W-9 included in the letter of transmittal. Foreign holders must generally submit a completed form W-8 to avoid 31% backup withholding. This form may be obtained from the Depositary. See instruction 9 set forth in the Letter of Transmittal.

    Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer, subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offeror, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    Other Requirements. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of the Offeror as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's right with respect to the Shares tendered by such stockholder and accepted for payment by the Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares).
All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Offeror accepts for payment the Shares deposited with the Depositary. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of the Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, any actions by written consent in lieu of any such meeting or otherwise.
The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror's payment for such Shares, the Offeror must be able to exercise full voting and other rights with respect to such Shares and the other securities or rights issued or issuable in respect of such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) in respect of such Shares.

    A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and
(ii) when the same are accepted for payment by the Offeror, the Offeror will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after February 18, 2000. If purchase of or payment for Shares is delayed for any reason or if the Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to the Offeror's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

    For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of the Offeror, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to beneficial owners of Shares whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to beneficial owners of Shares. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. The discussion applies only to beneficial owners of Shares in whose hands Shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of beneficial owners of Shares (such as insurance companies, tax-exempt organizations and broker-dealers) who may be subject to special rules. This discussion does not discuss the federal income tax consequences to a beneficial owner of Shares who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

    BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL OWNER OF SHARES SHOULD CONSULT SUCH BENEFICIAL OWNER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH BENEFICIAL OWNER AND THE PARTICULAR TAX EFFECTS TO SUCH BENEFICIAL OWNER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a beneficial owner of Shares will recognize gain or loss equal to the difference between the beneficial owner's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the beneficial owner held the Shares for more than one year as of the date of sale (in the case of the Offer) or the Effective Time (in the case of the Merger). Long-term capital gain of individuals currently is taxed at a maximum rate of 20% for capital assets held more than eighteen months, and at a maximum rate of 28% for capital assets held for eighteen months or less but for more than twelve months. For capital assets held twelve months or less, capital gain is taxed at the same rates as ordinary income.

    Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%, unless a beneficial owner of Shares (a) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (b) provides a correct TIN to the payor, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A beneficial owner who does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the beneficial owner's federal income tax liability. Each beneficial owner of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Those tendering their Shares in the Offer may prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 3. Similarly, those who convert their Shares into cash in the Merger may prevent backup withholding by completing a Substitute Form W-9 and submitting it to the paying agent for the Merger.

    In general, cash received in respect of Dissenting Shares will result in the recognition of capital gain or loss to the beneficial owner of such Shares. Any such beneficial owner should consult such owner's tax advisor in that regard.

    Parent and the Offeror will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as Parent or the Offeror is required to deduct and withhold with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Offeror, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Offeror.

6. PRICE RANGE OF SHARES; DIVIDENDS.

    The Shares are traded on the NYSE under the symbol "ABP". The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE as reported by the Company in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 10-K") with respect to the years ended December 31, 1998 and December 31, 1997, and as reported by published financial sources with respect to periods after December 31, 1998.

                                                            HIGH          LOW
                                                            ----          ---
      Year Ended December 31, 1997:
        First Quarter..................................    $25.25       $22.00
        Second Quarter.................................     25.00        22.50
        Third Quarter..................................     25.38        21.88
        Fourth Quarter.................................     25.87        19.06
      Year Ended December 31, 1998:
        First Quarter..................................    $24.13       $19.63
        Second Quarter.................................     23.44        19.50
        Third Quarter..................................     21.69        16.50
        Fourth Quarter.................................     24.00        16.06
      Year Ended December 31, 1999:
        First Quarter..................................    $23.44       $14.00
        Second Quarter.................................     16.50        14.50
        Third Quarter..................................     15.75        14.63
        Fourth Quarter.................................     15.88        10.25

    On January 13, 2000, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, according to publicly available sources, the closing price per Share as reported on the NYSE was $12.00. On January 20, 2000, the last full day of trading prior to the commencement of the Offer, according to publicly available sources, the closing price per Share as reported on the NYSE was $19.69. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    On October 20, 1999 the Board of Directors of the Company declared a regular quarterly cash dividend of $0.165 per share payable on December 15, 1999, to shareholders of record on December 1, 1999.

7. CERTAIN EFFECTS OF THE TRANSACTION.

    The purchase of the Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which will adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Offeror. The Company has advised the Offeror that, as of January 20, 2000, there were approximately 4,250 holders of record and approximately 2,700 beneficial owners of the Shares.

    Market for Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. According to NYSE's published guidelines, NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares were to fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the Shares are no longer listed, the market for the Shares would be adversely affected.

    In the event that the Shares should no longer be listed or traded on the NYSE, it is possible that such Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors.

    Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of such Shares. It is the intention of the Offeror to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of such Shares are met. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the Company would no longer be subject to Rule 13e-3 under the Exchange Act relating to "going private" transactions; and the officers, directors and 10% stockholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act").

    If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

    Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, such Shares would no longer be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither the Offeror nor Parent has any knowledge that would indicate that statements contained herein based upon such documents are untrue, neither the Offeror nor Parent assume any responsibility for the accuracy or completeness of the information concerning the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Parent.

    The Company is a Georgia corporation with its principal executive offices located at 2100 RiverEdge Parkway, Suite 1200, Atlanta, Georgia 30328. The Company is engaged in the manufacture and sale of specialty packaging and printed office products. The markets for these products are located principally throughout the continental United States.

    Set forth below is certain summary consolidated financial data with respect to the Company excerpted or derived from financial information contained in the 1998 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                  AMERICAN BUSINESS PRODUCTS, INC.

            SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30                     YEAR ENDED DECEMBER 31
                                              -------------------           --------------------------------
                                              1999           1998           1998           1997           1996
                                              ----           ----           ----           ----           ----
                                                  (UNAUDITED)
                                                      (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
Income Statement Data
  Net sales.............................    $350,196       $346,757       $461,270       $453,315       $568,275
  Net income (loss).....................      12,395         13,487         11,787         19,242         21,054
  Net income per share (diluted)........        0.82           0.83           0.74           1.16           1.28
  Net income per share (basic)..........        0.82           0.84           0.74           1.17           1.28

                                                      SEPTEMBER 30                    DECEMBER 31
                                                      ------------         ----------------------------------
                                                          1999             1998           1997           1996
                                                          ----             ----           ----           ----
                                                       (UNAUDITED)
                                                                      (IN MILLIONS OF DOLLARS)
Balance Sheet Data
  Total current assets............................      $135,732         $166,211       $173,559       $190,835
  Total assets....................................       282,659          301,244        330,494        337,771
  Total current liabilities.......................        59,067           67,629         69,129         74,143
  Total shareholders' equity......................       156,346          162,740        181,697        172,991

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

9. CERTAIN INFORMATION CONCERNING PARENT AND THE OFFEROR.

    The Offeror is a newly incorporated Georgia corporation. To date, the Offeror has not conducted any business other than that incident to its formation, the execution and delivery of the Merger Agreement, the Tender Agreement and the commencement of the Offer. Accordingly, no meaningful financial information with respect to the Offeror is available. The Offeror is an indirect wholly-owned subsidiary of Parent. The principal executive office of the Offeror is located at 23 Inverness Way East, Suite 160, Englewood, Colorado 80112.

    Parent, a Colorado corporation, has its principal executive office at 23 Inverness Way East, Suite 160, Englewood, Colorado 80112. Parent is a leading consolidator in the highly fragmented printing industry, specializing in four fast-growing multibillion-dollar market segments: commercial printing, envelopes, labels and printing for distributors. Parent currently has more than 13,000 employees and 110 printing plants and numerous sales offices throughout North America.

    Set forth below is certain summary consolidated financial data with respect to Parent excerpted or derived from financial information contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1998 and Parent's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein.

                                               MAIL WELL, INC.

                              SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30
                                                        (000'S)                      YEAR ENDED DECEMBER 31
                                                  -------------------           ---------------------------------
                                                  1999           1998           1998           1997          1996
                                                  ----           ----           ----           ----          ----
                                                      (UNAUDITED)
Income Statement Data
  Net sales.................................    $1,372.3       $1,072.9       $1,504.7       $1,073.9       $944.5
  Income before extraordinary item..........        47.3           33.6           25.8           35.0         21.2
  Net income................................        47.3           33.6           21.7           28.9         21.2
  Earnings per basic share:
  Net income per share before extraordinary
    item....................................    $   0.97       $   0.73       $   0.55       $   0.86       $ 0.53
  Extraordinary item........................        0.00           0.00          (0.08)         (0.15)          --
                                                --------       --------       --------       --------       ------
  Net income per basic share................    $   0.97       $   0.73       $   0.47       $   0.71       $ 0.53
                                                ========       ========       ========       ========       ======
  Earnings per diluted share:
  Income per share before extraordinary
    item....................................    $   0.88       $   0.88       $   0.53<Fc>   $   0.82       $ 0.52
  Extraordinary item........................        0.00           0.00          (0.08)         (0.14)          --
                                                --------       --------       --------       --------       ------
  Net income per diluted share..............    $   0.88       $   0.88       $   0.45       $   0.68       $ 0.52
                                                ========       ========       ========       ========       ======

                                                          SEPTEMBER 30                  DECEMBER 31
                                                          ------------         -------------------------------
                                                              1999             1998          1997         1996
                                                              ----             ----          ----         ----
                                                          (UNAUDITED)
                                                                        (IN MILLIONS OF DOLLARS)
Balance Sheet Data
  Total current assets................................      $  367.7         $  335.9       $234.9       $177.6
  Total assets........................................       1,360.3          1,128.0        671.4        552.0
  Total current liabilities...........................         259.4            183.7        129.5        142.4
  Total long term debt................................         672.6            583.4        330.4        237.8
  Total shareholders' equity..........................         354.6            299.4        171.8        143.4

    Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in Section 8. Such material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the directors and executive officers of Parent and the Offeror are set forth in Annex I to this Offer to Purchase.

    Except as set forth in this Offer to Purchase, none of the Offeror, Parent or, to the best knowledge of the Offeror or Parent, any of the persons listed in Annex I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Offeror or Parent, or, to the best of their knowledge, any of the persons listed in Annex I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. Except as described in this Offer to Purchase, none of the Offeror or Parent or, to the best knowledge of Parent or the Offeror or, any of the persons listed in Annex I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10. SOURCE AND AMOUNT OF FUNDS.

    The Offeror estimates that the total amount of funds required to acquire the Shares pursuant to the Offer, the Merger Agreement and the Tender Agreement (exclusive of related fees and expenses) will be approximately $297,172,099 (assuming the exercise of all outstanding options net of exercise price received).

    Parent has received a written financing commitment (the
"Commitment Letter") from Bank of America, N.A. for a senior secured financing in the aggregate principal amount of $800,000,000 (the
"Senior Secured Financing") to finance the transactions under the Merger Agreement (estimated to be $334,000,000, including the repayment of Company debt), to pay related costs and expenses
(estimated to be $15,000,000), to refinance certain indebtedness of Parent and its subsidiaries (estimated to be approximately $340,000,000) and the remainder to provide funds for ongoing general corporate purposes of the Parent after the Merger. Although Bank of America has committed to provide the entire Senior Secured Financing, Bank of America expects to assemble a syndicate of financial institutions (the "Lenders") prior to or promptly after the initial funding under the Senior Secured Financing. The terms of the definitive agreement providing for the Senior Secured Financing (the "Loan Agreement") have not yet been finalized. The following is a summary of the anticipated principal terms of the Senior Secured Financing based upon the Commitment Letter. This summary is subject to finalizing of the Loan Agreement and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the
Schedule 14D-1 of which this Offer to Purchase is an exhibit.

    The Senior Secured Financing will be in the form of (i) a Revolving Credit Facility in the aggregate amount of $150 million,
(ii) a Tranche A Term Loan Facility in the aggregate amount of $400 million, and (iii) a Tranche B Term Loan Facility in the aggregate amount of $250 million. The Revolving Credit Facility will mature upon the earlier to occur of the repayment in full of the Tranche A Term Facility and 6 years from the date of closing of the Senior Secured Financing. The Tranche A Term Loan Facility will mature 6 years from the closing date and the Tranche B Term Loan Facility will mature 7 years from the closing date. Both Term Loan Facilities will be subject to repayment according to a scheduled amortization to be determined.

    Borrowings under the Revolving Credit Facility and the Tranche A Term Loan Facility will bear interest at a rate equal to (i) LIBOR plus a margin rate to be determined and based upon Parents funded debt to EBITDA ratio ("Applicable Margin"); or (ii) an alternate base rate (determined by the higher of the Bank of America prime rate or the Federal Funds rate plus .50%) ("Alternate Base Rate") plus the Applicable Margin. Borrowings under the Tranche B Term Loan Facility will bear interest at a rate equal to (i) LIBOR plus 300.0 basis points, or (ii) the Alternate Base Rate plus 175.0 basis points. Parent will also pay Bank of America underwriting and administration fees, reimburse certain expenses and provide certain indemnities, all of which Parent believes to be customary for borrowings of this type.

    The security for the Senior Secured Financing will be a first priority perfected security interest in (i) all of the capital stock of the domestic subsidiaries of Parent and 65% of the capital stock of each foreign subsidiary of the Parent; and (ii) all other present and future material assets and properties of the subsidiaries of the Parent including the Company following the Merger.

    The definitive loan agreement will contain conditions precedent, representations and warranties, covenants (including financial covenants), events of default and other provisions customary for such financings.

    Bank of America's commitment to provide the Senior Secured Financing is conditioned upon, among other things, the execution of a definitive loan agreement on or before April 14, 2000; completion and satisfaction with a due diligence analysis and review of the acquisition of the Company by Parent and the financial condition, business, operations, accounting treatment and prospects for Parent and its subsidiaries after the acquisition of the Company; the absence of a material change in the market for syndicated facilities similar to the Senior Secured Financing and in financial, banking or capital markets; and other conditions customary for such financings.

    It is anticipated that the indebtedness incurred through borrowings under the Senior Secured Financing will be repaid from funds generated internally by Parent and its subsidiaries, including the Company and its subsidiaries, and from other sources that may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR
    NEGOTIATIONS WITH THE COMPANY.

    Parent was initially contacted by the Company's financial advisor on or about October 22, 1999 and advised that the Company had retained them to assist in examining strategic alternatives to maximize shareholder value. On November 4, 1999 Parent entered into a Confidentiality Agreement with respect to the Company. Parent received the Confidential Offering Memorandum on November 5 and subsequently commenced its valuation of the Company in the context of the process outlined by the Company's advisor.

    On November 18, 1999 Parent submitted its initial valuation range for the shares of the Company. Shortly thereafter, Parent was advised verbally that it was being invited to remain in the process and to receive a presentation from the Company's management as soon as schedules could be arranged. A presentation by the Company's management to Parent's management took place in Atlanta, Georgia on December 13, 1999 and was followed by tours of certain of the Company's operating facilities on December 14. Parent conducted other due diligence with respect to the Company concurrently with the presentation and facilities tour, including examination by Parent and certain of its professional advisors of various documents pertaining to the Company which had been assembled at the offices of the Company's law firm in Atlanta.

    Parent held a telephonic meeting of its Board of Directors on December 17, 1999, during which the Board discussed a potential transaction to acquire the Company. The Board authorized Parent's management to pursue the acquisition of the Company. On December 20, Parent was invited by the Company's advisor to submit a definitive proposal to acquire the Company by January 6, 2000.

    On January 4, 2000 Parent interviewed the President's of the
Company's business units as part of its due diligence. On January 6, 2000 Parent submitted a written offer to acquire the Company at a price of

$19.25 per share. Parent was informed that the Company's Board of Directors would meet on January 10, 2000 to consider offers made to acquire the Company. Commencing on the afternoon of January 10, 2000, discussions were held among the Company, its advisor and Parent. These discussions culminated in Parent submitting a revised written offer on January 11, 2000 to acquire the Company at a price of $20 per share, subject to approval of its Board of Directors. On January 12, 2000 Parent advised the Company that Parent had been authorized by its Board of Directors to pursue its $20 per share offer, and a revised written offer was submitted to the Company.
Parent was subsequently advised later on January 12 that the Company's Board of Directors had approved Parent's offer of $20 per share subject to the negotiation, execution and delivery of a definitive agreement and the receipt of an executed commitment letter from a nationally recognized financial institution, in form and content satisfactory to the Executive Committee of the Board of Directors of the Company, agreeing to finance the transaction proposed by Parent.

    Negotiations of a definitive agreement commenced immediately and were concluded on January 13 with the execution of the Merger
Agreement. Also on January 13, 2000, Parent received and transmitted to the Company a commitment letter from Bank of America agreeing to finance the transaction. The transaction was announced on January 14, 2000 at 6:05 a.m. eastern standard time.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY.

    The purpose of the Offer, the Merger and the Merger Agreement and the other transactions contemplated thereby is to enable Parent to acquire control of, and the entire equity interest in, the Company.

    In order to effect the Merger, the GBCC and the Articles of Incorporation of the Company (the "Charter") require the holders of a majority of the Shares to approve the Merger Agreement. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the Tender Agreement and approved the terms of the Offer and the Merger, and, unless the Merger is consummated pursuant to the short form merger provisions under the GBCC as described below, the only remaining required corporate action of the Company is the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Offeror acquires, through the Offer or otherwise a majority of the combined voting power of the outstanding Shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

    Pursuant to the Merger Agreement, the Company has agreed that, as soon as practicable following the expiration of the Offer, it will duly call and hold a meeting of stockholders for the purpose of obtaining the stockholder approval of the Merger Agreement. Parent has agreed that all Shares owned by the Offeror or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement. The meeting of stockholders shall be held as soon as practicable following the purchase of Shares pursuant to the Offer. If the Offeror acquires a majority of the Shares through the Offer or otherwise, approval of the Merger Agreement can be obtained without the affirmative vote of any other stockholder of the Company.

    Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under the GBCC to dissent and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any appreciation or depreciation in anticipation of the merger) required to be paid in cash to such dissenting holders of their Shares. In addition, such dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Georgia court could take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity.

    Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger or another business combination in which the Offeror seeks to acquire the remaining Shares not held by it following the purchase of Shares pursuant to the Offer. The Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if it is consummated within one year after the termination of the Offer at the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

    Plans for the Company. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing the Company's potential contribution to Parent's business. So long as there are holders of Shares other than Parent or any of its subsidiaries, Parent expects that the Board of Directors of the Company would not declare dividends on the Shares.

    Except as indicated in this Offer to Purchase and the Merger Agreement, Parent does not have any current plans or proposals which relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the Company's present capitalization or dividend policy; or any other material change in the Company's corporate structure or business.

13. THE MERGER AGREEMENT AND THE TENDER AGREEMENT.

    The following is a summary of the material terms of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1.

    The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five (5) business days following the date of public announcement of the execution thereof. The obligation of Offeror to accept for payment the Shares tendered pursuant to the Offer is subject to (i) the Minimum Condition and (ii) the satisfaction or waiver of certain other conditions of the Offer. See Section 15. The Minimum Condition of the Offer is that the Shares tendered pursuant to the Offer by the expiration of the Offer and not withdrawn, together with the Shares owned by the Offeror, represent, on a fully diluted basis, a majority of the outstanding voting power of the Shares.

    The Offeror expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, the Offeror shall not (a) reduce the number of Shares subject to the Offer, (b) reduce the price per Share to be paid pursuant to the Offer, (c) modify or add to the conditions set forth in Section 15,
(d) except as provided below, extend the Offer, or (e) change the form of consideration payable in the Offer.

    Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (a) extend the Offer, if at the scheduled Expiration Date any of the conditions to Offeror's obligations to purchase Shares shall not be satisfied until such conditions have been satisfied, (b) extend the Offer for a period of not more than ten business days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Stock Offer, notwithstanding that all conditions to the Offer are satisfied as of the date of such extension, and (c) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. Notwithstanding the foregoing, the Offer may not be extended beyond the date of termination of the Merger Agreement set forth in Section 15.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the GBCC, Offeror shall be merged with and into the Company at the Effective Time. Following the merger, the separate corporate existence of Offeror shall

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cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of Offeror and the Company in accordance with the GBCC. At the Effective Time, the Charter and the By-laws of the Company shall be the Charter and By-Laws of the Surviving Corporation. The directors of Offeror shall become the directors of the Surviving Corporation and the officers of the Offeror shall become the officers of the Surviving Corporation.

    Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Offeror, the Company or the holders of any securities of Offeror or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the GBCC) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the price per Share paid pursuant to the Offer. Each share of stock of Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the merger and without any action on the part of the holder of any shares of stock of Offeror, be converted into and become one fully paid and nonassessable shares of common stock, $2.00 par value, of the Surviving Corporation.

    Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Offeror. The representations and warranties of the Company relate, among other things, to: its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the Commission under the Securities Act or the Exchange Act (including financial statements included in the documents filed by the Company under these acts); absence of any material adverse change; compliance with laws; tax matters; liabilities; benefit plans and employees and employment practices; litigation; environmental matters; and intellectual property related matters.

    The Offeror and Parent have also made customary representations and warranties to the Company. Representations and warranties of Offeror and Parent relate, among other things, to their organization and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, required consents and approvals and financing matters.

    Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the Effective Time, the Company has agreed as to itself and its subsidiaries to carry on its business in the ordinary course of its business as currently conducted and that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Parent shall otherwise consent in writing, the Company shall not:

    a. (i) Declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by the Company's subsidiaries), (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in Substitution for shares of its capital stock or (iii) purchase, redeem, or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    b. Issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of Shares upon the exercise of Company stock options outstanding on the date of the Merger Agreement in accordance with their current terms, or (ii) the issuance by any wholly-owned subsidiary of the Company of its capital stock to the Company or another wholly-owned subsidiary of the Company;

    c. Amend its Articles of Incorporation or Bylaws;

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    d. Sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and not material to the Company and its subsidiaries taken as a whole;

    e. Incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) in the ordinary course of business consistent with past practices and (ii) indebtedness, loans, advances, capital contributions and investments between the Company and any of its subsidiaries or between any of such subsidiaries;

    f. Alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or enter into any binding commitment to do so;

    g. Except as set forth in the schedules to the Merger Agreement, enter into or adopt, or amend any existing, severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment or consulting agreement, other than as required by law or in the ordinary course of business;

    h. Except as set forth in the schedules to the Merger Agreement increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of officers or employees of the Company or any of its subsidiaries, or enter into any employment or severance agreement with any director or officer of the Company or any of it subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, any new labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employees;

    i. Knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

or

    j. Authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors, agents, attorneys, accountants, advisors, affiliates and other representatives, or those of any of its subsidiaries to, solicit, participate in, or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or negotiations with, any person relating to, any Company Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to a Company Takeover Proposal which was not solicited subsequent to the date of the Merger Agreement, and (a) to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, and
(b) subject to compliance with the notification provisions discussed below, engage in discussions or negotiations with, or furnish information concerning the Company and its subsidiaries, business, properties or assets to, any third party which makes a Superior Proposal.

    The Merger Agreement defines "Company Takeover Proposal" as any tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than by the transactions contemplated under, or otherwise permitted by, the Merger Agreement. The Merger Agreement defines "Superior Proposal" as any Company Takeover Proposal, the terms of which the Board of Directors of the Company determines in its good faith judgment to be a superior financial alternative to the Company's

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

shareholders when compared as a whole with the transactions contemplated by the Merger Agreement and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company's Board of Directors after consulting with its financial advisor, is reasonably likely to be obtained.

    In addition to the obligations of the Company described in the preceding paragraphs, the Merger Agreement provides that the Company shall promptly advise Parent of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the person making any such request or Company Takeover Proposal. The Company is further required under the terms of the Merger Agreement to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal. Upon making the determination that the Board of Directors and the Company must engage in discussions with a third party to meet its fiduciary duty, and prior to engaging in discussions or negotiations with, or furnishing information concerning the Company and its subsidiaries, business, properties or assets to, any third party in connection with a Superior Proposal, the Board of Directors of the Company must provide not less than five (5) days prior written notice to Parent of such determination, including a description of the Superior Proposal in reasonable detail to allow the Parent to evaluate such Superior Proposal.

    Access. The Merger Agreement provides that Company must allow Parent, Offeror, their lender, and their respective authorized representatives, during ordinary business hours, access to examine all documents, records, reports, books, or files maintained by Company or its representatives, including but not limited to access to Company's financial records, auditor's work papers, or other such documents as may be reasonably requested by Parent. In addition, Company shall promptly provide Parent with copies of all management reports normally provided to the Company's Chief Executive Officer.

    Shareholders Meeting. The Merger Agreement provides, if the approval and adoption of the Merger Agreement by the Company's stockholders is required by law, the Company will, as soon as practicable following the consummation of Offer, duly call, give notice of, convene and hold a stockholder meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board of Directors of the Company will recommend to the stockholders the adoption or approval of the Merger Agreement and the Merger, shall solicit proxies in favor of the Merger Agreement and the Merger and shall take all other lawful actions necessary, helpful to secure the vote or consent of such holders required by law and the Company's Articles of Incorporation. Notwithstanding the foregoing, if the Offeror acquires at least 90% of the outstanding Shares, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of the Company's stockholders in accordance with the GBCC.

    Payment in Respect of Equity Rights. Pursuant to the Merger Agreement, the Board of Directors of the Company agreed to adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options or other rights to purchase Shares ("Company Options") to provide that each Company Options outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer are be canceled in exchange for a cash payment from the Company. The amount of such cash payment shall be equal to (a) the excess, if any, of (i) the price per Share to be paid pursuant to the Offer over (ii) the exercise or conversion price per Share of such Company Options, multiplied by
(b) the number of Shares for which such Company Options shall not theretofore have been exercised (the "Option Consideration"). Under the Merger Agreement, at the Effective Time, each holder of then-outstanding Company Options, whether or not then exercisable, shall receive for each Share subject to such Company Options an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per share exercise price of such Company Options to the extent such difference is a positive number.

    The Company has also agreed that prior to the Effective Time, Company will use its best efforts to obtain all necessary consents or releases from holders of Company Options, to the extent required by the terms of the plans or agreements governing such Company Options, or pursuant to the terms of any

                                 20

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

Company Options granted thereunder, and to take all such other lawful action as may be necessary to give effect to the transactions contemplated by the Merger Agreement. The Company further agreed that, except as otherwise agreed to by Parent or Offeror, the Company shall take all action necessary to ensure that (a) the provisions of any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of Company or any Company subsidiary, shall be canceled as of the Effective Time, and (b) following the Effective Time, (i) no participant in any plans, programs or arrangements shall have any right thereunder to acquire equity securities of Company, the Surviving Corporation or any subsidiary thereof and all such plans shall have been terminated, and (ii) Company will not be bound by any Company Options which would entitle any person to own any capital stock of Company, the Surviving Corporation or any subsidiary thereof.

    The Company has also agreed that it will take all action necessary to approve the Offer, the Merger, and all other transactions contemplated by the Merger Agreement under the American Business Products Rights Agreement, by and between the Company and Equiserve Trust Company, N.A., dated May 5, 1999, as the same may be amended from time to time, and has represented and warranted that upon the taking of such action none of the Offer, the Merger, or any other transactions contemplated by the Merger Agreement will result in any of the rights therein becoming exercisable.

    Parent, the Company and their respective Boards of Directors have agreed that if any "fair price," "business combination," "control share acquisition," or "greenmail" statute or other similar statute or regulation shall become applicable to the transactions contemplated by the Merger Agreement, they shall use their reasonable best efforts to obtain or grant such approvals and take such actions as are necessary so that the transactions contemplated thereby may be consummated as promptly as practicable and otherwise act to minimize the effects of any such statute or regulation on such transactions.

    Indemnification. Pursuant to the Merger Agreement, Parent and Offeror have agreed that from and after the Effective Time, Parent agrees not to, and agrees to cause the Surviving Corporation in the Merger not to, take any action nor permit any action to be taken which would have the effect of eliminating or impairing the rights of current or former officers and the directors of the Company to be indemnified for actions taken by such officers or directors in such capacities prior to the Effective Time so long as such indemnification would have been available to such parties at such time in accordance with the respective Bylaws and Articles of Incorporation of the Company and applicable law. Parent further agreed to fund all such indemnification obligations of the Surviving Corporation as they relate to such matters. For a period of six years from the Effective Time, Parent further agreed to cause the Surviving Corporation to provide the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

    Conditions Precedent. The respective obligations of each party to effect the merger shall be subject to the fulfillment prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (a) all actions by or in respect of or filings with any governmental entity required to permit the consummation of the Merger shall have been obtained or made (including the expiration or termination of any applicable waiting period under the HSR Act); (b) no court or other governmental entity having jurisdiction over the Company or Parent, or any of their respective subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal; and
(c) Parent and Offeror shall have previously accepted for payment and paid for not less than a majority of the fully diluted Shares pursuant to the Offer.

    The obligations of the Company to effect the Merger are further subject to fulfillment prior to the Effective Time of the following conditions: (a) (i) each of Parent and Offeror shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, (ii) each of the representations and warranties of Parent and Offeror contained in the Merger Agreement shall be true and correct on and as of the Effective Time, as if made

                                 21

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

on and as of such date, and (iii) the Company shall have received a certificate signed on behalf of each of Parent and Offeror by its Chief Executive Officer and its Chief Financial Officer to such effect;
and (b) the Exchange Agent shall have delivered to the Company a certificate, dated as of the Effective Time, to the effect that Parent has deposited with the Exchange Agent sufficient funds to pay the aggregate cash payments required to be paid pursuant to the Offer.

    The obligations of Parent and the Offeror to effect the Merger are further subject to fulfillment prior to the Effective Time of the following conditions: (a) the Company shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective
Time, (b) each of the representations and warranties of the Company contained in the Merger shall be true and correct on and as of the Effective Time as if made on and as of such date, and (c) Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

    Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the terms of the Merger Agreement by the stockholders of the Company:

    a. By mutual written consent of Parent and the Company;

    b. By either Parent or the Company, if the other party shall have failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the non-breaching party may not terminate the Merger Agreement pursuant to this paragraph;

    c. By either Parent or the Company, if there has been (i) a breach by the other party (in the case of Parent, including any material breach by Offeror) of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of Parent, including any material breach by Offeror) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days following receipt by the breaching party of written notice of the breach; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the nonbreaching party may not terminate the Merger Agreement pursuant to this paragraph;

    d. By Parent or the Company, if any court or other governmental entity having jurisdiction over a party to the Merger Agreement shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

    e. By Parent or the Company, if the shareholders of the Company are required by law to but do not approve the Merger Agreement and the transactions contemplated thereby at a shareholder meeting or any adjournment or postponement thereof;

    f. By the Company, if the Board of Directors of the Company shall have determined, after conferring with its independent legal counsel, that it is necessary to approve, endorse or recommend a Superior Proposal to the Company's shareholders in order to meet its fiduciary duties under applicable law;

    g. By Parent or the Company, if: (i) the Offer shall have expired without the Minimum Condition being met or (ii) Offeror shall not have accepted for payment all Shares tendered pursuant to the Offer by July 13, 2000; provided, however, that the right to terminate the Merger Agreement under this section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Offeror, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date;

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    h. By Parent if (i) the Board of Directors of Company or any
committee thereof shall have withdrawn or modified in a manner adverse to Parent or Offeror the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or any other acquisition of Shares other than the Offer and the Merger, or (ii) the Board of Directors of Company shall have determined to approve, endorse or recommend a Superior Proposal to the Company's shareholders; or

    i. By Parent, in the event that Company has notified Parent of the existence of a Superior Proposal and Company has failed to notify Parent that it has rejected such Superior Proposal within ten days of the date of such notice.

    Upon a termination of the Merger Agreement (i) by Parent or Company pursuant to paragraphs (e), (f) or (h) of above, or (ii) by Parent pursuant to paragraph (i) above, in the event that Company determines to accept the Superior Proposal that was the subject of the notice to Parent, Company shall pay to Parent, as liquidated damages and not as a penalty, Eight Million Dollars ($8,000,000), which amount has been reasonably calculated to approximate the compensation due to Parent for its time, expense and lost opportunity costs in connection herewith.

    Fees and Expenses. Parent shall pay all HSR Act filing fees and printing expenses of the parties. Except as otherwise provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

    Tender Agreements. Concurrently with the execution and delivery of the Merger Agreement, Parent, the Offeror and each of the Tendering Stockholders entered into the Tender Agreement. Pursuant to the Tender Agreement, the Tendering Stockholders agreed to tender into the Offer an aggregate of 415,306 Shares currently owned by the Tendering Stockholders (the "Committed Shares"). The Tender Agreement also provides that the Tendering Stockholders irrevocably appoint certain officers of the Offeror as their proxy to vote their portion of such Committed Shares (a) in favor of the Merger and the transaction and (b) otherwise in the manner directed by Offeror.

14. DIVIDENDS AND DISTRIBUTIONS.

    The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, from the date of the Merger Agreement through the Effective Time (a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by subsidiaries),
(b) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in Substitution for shares of its capital stock or (c) purchase, redeem, or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

15. CERTAIN CONDITIONS TO THE OFFEROR'S OBLIGATIONS.

    Notwithstanding any other provision of the Offer or the Merger Agreement, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer as to any Shares not then paid for unless (i) there shall have been validly tendered and not withdrawn, prior to the expiration of the Offer, that number of Shares which would represent at least a majority of the Fully Diluted Shares (as defined below) (the "Minimum Condition") and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. The term "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of

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directors of Company on a fully diluted basis, after giving effect to the exercise or conversion of all securities of the Company
(including Company Options) exercisable or convertible into such voting securities.

    Furthermore, notwithstanding any other term of the Offer or the Agreement, Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of Company, if, at any time on or after the date of the Agreement and prior to the acceptance for payment of Shares or the payment therefor, any of the following conditions exists:

    a. There shall have been instituted, threatened or pending any litigation brought by any governmental authority or other person, or before any court or governmental authority, agency or tribunal, domestic or foreign, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Offeror of any Shares, directly or indirectly seeking to restrain or prohibit or otherwise make substantially more costly the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or materially delaying the Merger, or seeking to obtain from Company, Parent or Offeror any damages that are material in relation to Company and its subsidiaries, taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of Company, Parent or any of their respective subsidiaries, or to compel Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Company, Parent or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,
(iii) seeking to impose or to confirm limitations on the ability of Parent or any of its subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the shareholders of Company, including without limitation the adoption and approval of the Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by Company, or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of Company or any of its subsidiaries.

    b. There shall be any law enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any person pursuant to any contract, law, order or permit withheld with respect to, (i) Parent, Company or any of their respective subsidiaries or (ii) the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, by any governmental entity or before any court or governmental authority, agency or tribunal, domestic or foreign, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    c. (i) The Board of Directors of Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Offeror the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or any other acquisition of Shares other than the Offer and the Merger or (ii) the Board of Directors of Company shall have determined to approve, endorse or recommend a Superior Proposal to the Company's shareholders;

    d. Any of the representations and warranties of Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

    e. Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Company to be performed or complied with by it under the Merger Agreement;

    f. The Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of Company; or

    g. All consents of and notices to or filings with governmental authorities and third parties required in connection with the transactions contemplated by the Merger Agreement shall not have been obtained or made other than those the absence of which, individually or in the aggregate, would not have a material adverse effect on the Company or prevent or materially delay consummation of any of the transactions contemplated by the Merger Agreement.

16. CERTAIN LEGAL MATTERS.

    Except as set forth in this Section, the Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Offeror as contemplated herein. Should any such approval or other action be required, it will be sought, but the Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Offeror's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken.

    Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of a Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the "Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. Parent expects to make such a filing within a few days after the date of this Offer. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material can take a significant amount of time.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror's proposed acquisition of the Company. At any time before or after the Offeror's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the Merger or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

    If any applicable waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

    State Takeover Laws. The Company is incorporated under the laws of the State of Georgia. In general, Section 14-2-1132 of the GBCC ("Section 14-2-1132") prevents an "interested stockholder"
(including a person who owns or has the right to acquire 10% or more of the voting power of the outstanding voting shares of a corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with a Georgia corporation for a period of five years following the date such person became an interested stockholder unless (i) such interested stockholder, prior to becoming an interested stockholder, obtained the approval of the Board of Directors of either the business combination or the transaction that resulted in such person becoming an interested stockholder, (ii) such interested stockholder became the beneficial owner of at least 90% of the outstanding shares of voting stock of the corporation (excluding shares owned by persons who are directors, officers, their affiliates or associates and by subsidiaries of the corporation and certain employee stock plans) in the same transaction in which the interested stockholder became an interested stockholder or (iii) on or subsequent to the date the interested stockholder became an interested stockholder, the interested stockholder becomes the beneficial owner of at least 90% of the outstanding voting stock of the corporation (excluding shares owned by persons who are directors or officers, their affiliates or associates and by subsidiaries of the corporation and certain employee stock plans) and the business combination is approved by holders of a majority of the voting stock entitled to vote, excluding voting stock beneficially owned by the interested stockholder or by persons who are directors or officers and by subsidiaries of the corporation and certain employee stock plans. The Offer, the Merger and the Merger Agreement have been approved by the Company's Board of Directors. Accordingly, Section 14-2-1132 will be inapplicable to the Merger.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In Edgar v. MITE Corp., in 1982, the Supreme Court of the United States (the "U.S. Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However in 1987, in CTS Corp. v. Dynamics Corp. of America, the U.S. Supreme
Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such event, the Offeror may not be obligated to accept for payment any Shares tendered. See Section 15.

17. FEES AND EXPENSES.

    Neither the Offeror nor Parent, nor any officer, director, stockholder, agent or other representative of the Offeror or Parent will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

    Donaldson, Lufkin & Jenrette is acting as Dealer Manager for the
Offer for which services Donaldson, Lufkin & Jenrette will receive customary compensation. Parent also has agreed to reimburse Donaldson, Lufkin & Jenrette for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Donaldson, Lufkin & Jenrette and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Donaldson, Lufkin & Jenrette's engagement. In the ordinary course of business, Donaldson, Lufkin & Jenrette and its affiliates may actively trade or hold the securities of Parent and the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Offeror has retained American Securities Transfer & Trust, Inc.
to act as Depositary in connection with the Offer and has retained
Morrow & Co., Inc. to act as Information Agent. The Information
Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by the Offeror against certain liabilities in connection with the Offer. The Information Agent may contact holders of Shares by mail, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares.

18. MISCELLANEOUS.

    The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of the Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Offeror or Parent.

    The Offeror and Parent have filed with the Commission the
Schedule 14D-1, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they will not be available at the regional offices of the Commission).

    This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered forward-looking statements. Although the Parent believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Parent's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Parent's expectations include, without limitation, the risks described from time to time in the Parent's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                              ANNEX I

         CERTAIN INFORMATION CONCERNING THE DIRECTORS
       AND EXECUTIVE OFFICERS OF THE PARENT AND THE OFFEROR

    DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Set forth below are the name, current business address, present principal occupation or employment and employment history (covering a period of not less than five years) of each executive officer and director of Parent. Unless otherwise indicated, each such person's business address is 23 Inverness Way East, Suite 160, Englewood, Colorado 80112. All persons listed below are citizens of the United States of America.


DIRECTORS

                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                           OR EMPLOYMENT AND MATERIAL
                                                                           POSITIONS HELD DURING PAST
            NAME                     BUSINESS ADDRESS                              FIVE YEARS
            ----                     ----------------                     ----------------------------
Gerald F. Mahoney...........                                  Chairman of the Board and Chief Executive Officer
Paul V. Reilly..............                                  President and Chief Operating Officer
Frank P. Diassi.............                                  Chairman of Sterling Chemicals, Inc.
Frank J. Hevredjs...........                                  Chairman of First Sterling Ventures Corp., Endoro
                                                              Holdings, Inc. and Fibreglass Holdings, Inc.
Janice C. Peters............                                  Chief Executive Officer of MediaOne(R)
Jerome W. Pickholz..........                                  Chairman of Pickholz, Tweedy, Cowan, L.L.C.
William R. Thomas...........                                  Chairman of the Board of Directors and President of
                                                              Capital Southwest Corporation

EXECUTIVE OFFICERS
                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                           OR EMPLOYMENT AND MATERIAL
                                                                           POSITIONS HELD DURING PAST
            NAME                     BUSINESS ADDRESS                              FIVE YEARS
            ----                     ----------------                     ----------------------------
Gerald F. Mahoney...........                                  Chairman and Chief Executive Officer
Paul V. Reilly..............                                  President and Chief Operating Officer
Gary Ritondaro..............                                  Sr. Vice President and Chief Financial Officer
V. Bruce Thomson............                                  Sr. Vice President--Corporate Development
Roger Wertheimer............                                  Vice President General Counsel and Secretary
Robert Meyer................                                  Vice President--Treasurer and Tax
Keith T. Pratt..............                                  Vice President--Corporate Purchasing
Julie Clark.................                                  Vice President--Internal Audit

    DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR. Set forth below are the name, current business address, present principal occupation or employment and employment history (covering a period of not less than five years) of each executive officer and director of the Offeror. Unless otherwise indicated, each such person's business address is 23 Inverness Way East, Suite 160, Englewood, Colorado 80112. All persons listed below are citizens of the United States of America.

DIRECTORS AND EXECUTIVE OFFICERS

                                                         PRESENT PRINCIPAL OCCUPATION
                                                          OR EMPLOYMENT AND MATERIAL
                                                          POSITIONS HELD DURING PAST
         NAME               BUSINESS ADDRESS                      FIVE YEARS
         ----               ----------------             ----------------------------
Gerald F. Mahoney.....                           Chief Executive Officer and President
Paul V. Reilly........                           Director
Gary Ritondaro........                           Director, Treasurer and Chief Financial
                                                 Officer
Roger Wertheimer......                           Director, Vice President and Secretary

    Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                  THE DEPOSITARY FOR THE OFFER IS:

               AMERICAN SECURITIES TRANSFER & TRUST, INC.
                12039 W. Alameda Parkway, Suite Z-2
                      Lakewood, Colorado 80228
                      Attention: Kim Hammonds
                        TEL: (303) 985-5400
                        FAX: (303) 986-2444

                   By Hand or Overnight Courier:

               American Securities Transfer & Trust, Inc.
                      12039 W. Alameda Parkway
                             Suite Z-2
                      Lakewood, Colorado 80228

                              By Mail:

                American Securities Transfer & Trust, Inc.
                           P.O. Box 1596
                    Denver, Colorado 80201-1596

    Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the locations and telephone numbers set forth below. Shareholders may also contact Donaldson, Lufkin & Jenrette Securities Corporation, Dealer Manager for the Offer, or their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

              THE INFORMATION AGENT FOR THE OFFER IS:

                         MORROW & CO., INC.

                     445 Park Avenue, 5th Floor
                         New York, NY 10022
                    Call Collect (212) 754-8000
              Banks and Brokerage Firms, Please Call:
                           (800) 662-5200

              SHAREHOLDERS PLEASE CALL: (800) 566-9061


                THE DEALER MANAGER FOR THE OFFER IS:

                    DONALDSON, LUFKIN & JENRETTE

                          277 Park Avenue
                      New York, New York 10172
                           (212) 892-7700

                                                       Exhibit (a)(2)
                                                       --------------


                             LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK

                                       OF
                        AMERICAN BUSINESS PRODUCTS, INC.

                       PURSUANT TO THE OFFER TO PURCHASE
                             DATED JANUARY 21, 2000

                                       BY
                        SHERMAN ACQUISITION CORPORATION,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                MAIL-WELL, INC.

         The Offer and Withdrawal Rights Will Expire at 12:00 Midnight,
               New York City Time, on Friday, February 18, 2000,
                         Unless the Offer Is Extended.

                        The Depositary for the Offer is:
                  AMERICAN SECURITIES TRANSFER & TRUST, INC.

                    By Mail:                           By Hand Delivery/Overnight Delivery:

     American Securities Transfer & Trust, Inc.     American Securities Transfer & Trust, Inc.
                 P.O. Box 1596                        12039 West Alameda Parkway, Suite Z-2
          Denver, Colorado 80201-1596                        Lakewood, Colorado 80228
               Attn: Kim Hammonds                               Attn: Kim Hammonds

      Facsimile Transmission (Eligible Institutions Only): (303) 986-2444

                    Confirm by Telephone To: (303) 985-5400

                            ------------------------

    Delivery of this letter of transmittal to an address, or transmission of instructions via a facsimile to a number other than as set forth above, does not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space therefor provided below and complete the substitute form W-9 set forth below.

                            ------------------------

    The undersigned acknowledges receipt of the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase") of Sherman Acquisition Corporation, a Georgia corporation ("Offeror") and Mail-Well, Inc., a Colorado corporation ("Parent"), and this Letter of Transmittal (this "Letter"), which may be amended from time to time, for shares of the common stock of American Business Products, Inc., a Georgia corporation (the "Company"). The Offer to Purchase and this Letter together constitute Offeror's and Parent's offer (the "Offer") to purchase 100% of the outstanding shares of the Company's common stock, par value $2.00 per share (the "Shares").

    The undersigned has completed, executed and delivered this Letter to indicate the action he or she desires to take with respect to the Offer.

    All stockholders who wish to tender their Shares must, prior to the Expiration Date: (1) complete, sign, date and deliver this Letter, or a facsimile thereof, to the Depositary, in person or to the address set forth above; and (2) tender the certificates representing his or her Shares or, if a tender of Shares is to be made by book-entry transfer to the account maintained by the Depositary at The Depository Trust Company ("DTC") or the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities"), confirm such book-entry transfer (a "Book-Entry Confirmation"), in each case in accordance with the procedures for tendering described in the Instructions to this Letter. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    Stockholders whose certificates are not immediately available, or who are unable to deliver their certificates or Book-Entry Confirmation, together with all other documents required by this Letter to be delivered to the Depositary on or prior to the Expiration Date, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. (See Instruction 2).

    Upon the terms and subject to the conditions of the Offer, the acceptance of Shares validly tendered and not withdrawn will take place on the Expiration Date, and the payment of the purchase price for the Shares will be made as soon as reasonably practicable after the Expiration Date. For the purposes of the Offer, the Offeror shall be deemed to have accepted validly tendered Shares when, as and if the Offeror has given written notice thereof to the Depositary.

    The Instructions included with this Letter must be followed in their entirety. Questions and requests for assistance or additional copies of the Offer to Purchase or this Letter may be directed to the Depositary at one of the addresses listed above, or to Morrow & Co., Inc., the Information Agent, at the address listed on the final page of this Letter of Transmittal.

   PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE INSTRUCTIONS,
                    CAREFULLY BEFORE CHECKING ANY BOX BELOW

    Capitalized terms used in this Letter but not defined in this Letter shall have the respective meanings ascribed to them in the Offer to Purchase. List below the Shares of which you are the holder. If the space provided below is inadequate, list the certificate numbers of the Shares on a separate signed schedule and affix that schedule to this Letter.

----------------------------------------------------------------------------------------------------------------------------
                                           DESCRIPTION OF SHARES TENDERED
----------------------------------------------------------------------------------------------------------------------------
      NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)                                  SHARES TENDERED
                 (PLEASE FILL IN, IF BLANK)                                 (ATTACH ADDITIONAL LIST IF NECESSARY)
----------------------------------------------------------------------------------------------------------------------------
                                                                                          NUMBER OF
                                                                     SHARE                  SHARES               NUMBER OF
                                                                  CERTIFICATE           REPRESENTED BY             SHARES
                                                                 NUMBER(S)<F*>        CERTIFICATE(S)<F*>       TENDERED<F**>
                                                             ---------------------------------------------------------------
                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------

                                                             ---------------------------------------------------------------
                                                                  Total Shares
----------------------------------------------------------------------------------------------------------------------------

 <F*>  Need not be completed by stockholders tendering by book-entry transfer.

 <F**> Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.
----------------------------------------------------------------------------------------------------------------------------

 PLEASE READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL CAREFULLY
                BEFORE YOU COMPLETE THIS LETTER OF TRANSMITTAL.

-------------------------------------------------------------------------------

  / / CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
      MADE TO THE DEPOSITARY'S ACCOUNT AT ONE OF THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

     Name of Tendering Institution:
                                   -------------------------------------------

     Name of Book-Entry Transfer Facility:
                                          ------------------------------------

     Account Number:
                    ----------------------------------------------------------

     Transaction Code Number:
                             -------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
  / / CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE
      OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

     Name(s) of Tendering Stockholder(s):
                                         -------------------------------------

     Date of Execution of Notice of Guaranteed Delivery:
                                                        ----------------------

     Window Ticket Number (if available):
                                         -------------------------------------

     Name of Institution which Guaranteed Delivery:
                                                   ---------------------------

     Name of Tendering Institution:
                                   -------------------------------------------

     Name of Book-Entry Transfer Facility:
                                          ------------------------------------

     Account Number:
                    ----------------------------------------------------------

     Transaction Code Number:
                             -------------------------------------------------
--------------------------------------------------------------------------------

Ladies and Gentlemen:

    The undersigned hereby tenders to Sherman Acquisition Corporation ("Offeror"), a Georgia corporation and indirect wholly owned subsidiary of Mail-Well, Inc., a Colorado corporation ("Parent"), the above-described shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), pursuant to Offeror's offer to purchase all of the outstanding Shares at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 13, 2000 (the "Merger Agreement"), among the Parent, the Offeror and the Company.

    Subject to and effective upon acceptance for payment of and payment for the Shares tendered herewith, the undersigned hereby sells, assigns and transfers to or upon the order of the Offeror all right, title and interest in and to all the Shares that are being tendered hereby (and any and all other Shares or other securities issued or issuable in respect thereof) and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and all such other Shares or securities), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to
(a) deliver certificates for such Shares (and all such other Shares or securities), or transfer ownership of such Shares (and all such other Shares or securities) on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Offeror, (b) present such Shares (and all such other Shares or securities) for transfer on the books of the Company and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and all such other Shares or securities), all in accordance with the terms of the Offer.

    The undersigned hereby irrevocably appoints each designee of the Offeror as the agent, attorney-in-fact and proxy of the undersigned, each with full power of substitution, to exercise all voting and other rights of the undersigned in such manner as each such attorney and proxy or his substitute shall in his sole judgment deem proper, with respect to all of the Shares tendered hereby which have been accepted for payment by the Offeror prior to the time of any vote or other action (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares) at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned meeting), any actions by written consent in lieu of any such meeting or otherwise. This proxy is irrevocable, is coupled with an interest in the Shares and is granted in consideration of, and is effective upon, the acceptance for payment of such Shares by the Offeror in accordance with the terms of the Offer. Such acceptance for payment shall revoke any other power of attorney, proxy or written consent granted by the undersigned at any time with respect to such Shares (and all such other Shares or other securities or rights), and no subsequent powers of attorney or proxies will be given or written consents will be executed by the undersigned (and if given or executed, will not be deemed effective). The undersigned understands that in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Offeror or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

    The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares) and that when the same are accepted for payment by the Offeror, the Offeror will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The undersigned, upon request, will execute and deliver any additional documents deemed by the Depositary or the Offeror to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby (and all such other Shares or other securities or rights).

    All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

    The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Offeror upon the terms and subject to the conditions of the Offer.

    Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any Shares accepted for payment, and return any Shares not tendered or not accepted for payment, in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any Shares accepted for payment and return any certificates for Shares not tendered or not accepted for payment (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). If both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any Shares purchased and return any Shares not tendered or not purchased in the name(s) of, and deliver said check and any certificates to, the person(s) so indicated at the address so indicated. Stockholders tendering Shares by book-entry transfer may request that any Shares not accepted for payment be returned by crediting such account maintained at such Book-Entry Transfer Facility as such stockholder may designate by making an appropriate entry under "Special Payment Instructions." The undersigned recognizes that the Offeror has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Offeror does not accept for payment any of the Shares so tendered.

------------------------------------------------------------------------------
                          SPECIAL PAYMENT INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

      To be completed ONLY if the check for the purchase price of Shares purchased or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned or if Shares tendered hereby and delivered by book-entry transfer which are not accepted for payment are to be returned by credit to an account at one of the Book-Entry Transfer Facilities other than designated above.

  Issue / / check / / certificate to:

  Name:
       ---------------------------------------------------------------------
                                   (PLEASE PRINT)

  Address:
          ------------------------------------------------------------------

          ------------------------------------------------------------------
                                 (INCLUDE ZIP CODE)

  --------------------------------------------------------------------------
               (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)
                            (SEE SUBSTITUTE FORM W-9)

  / / Credit Shares delivered by book-entry transfer and not purchased to the account set forth below

  Name of Book-Entry Transfer Facility:

  --------------------------------------------------------------------------

  --------------------------------------------------------------------------

  --------------------------------------------------------------------------
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                         SPECIAL DELIVERY INSTRUCTIONS
                           (SEE INSTRUCTIONS 5 AND 7)

      To be completed ONLY if the check for the purchase price of Shares purchased or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

  Mail check and/or certificates to:

  Name:
       ---------------------------------------------------------------------
                                    (PLEASE PRINT)

  Address:
          ------------------------------------------------------------------

          ------------------------------------------------------------------
                                   (INCLUDE ZIP CODE)

  --------------------------------------------------------------------------
                 (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)
                             (SEE SUBSTITUTE FORM W-9)
------------------------------------------------------------------------------

                                  INSTRUCTIONS

             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

    1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 5. If the certificates are registered in the name of a person or persons other than the signer of this Letter of Transmittal, or if payment is to be made or delivered to, or certificates evidencing unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or stock powers, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided herein. See Instruction 5.

    2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARES. This Letter of Transmittal is to be used either if certificates are to be forwarded herewith or, unless an Agent's Message (as defined in the Offer to Purchase) is utilized, if the delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by this Letter of Transmittal, or an Agent's Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal prior to the Expiration Date. Stockholders who cannot deliver their Shares and all other required documents to the Depositary prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. Pursuant to such procedures: (a) such tender must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror, must be received by the Depositary prior to the Expiration Date; and
(c) the certificates for all tendered Shares, in proper form for tender, or a confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in
Section 3 of the Offer to Purchase. The term "trading day" is any day on which the New York Stock Exchange is open for business.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY A CONFIRMATION OF A BOOK-ENTRY TRANSFER). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. By executing this Letter of Transmittal (or a facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

    3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares and any other required information should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this Letter of Transmittal is signed.

    4. PARTIAL TENDERS (NOT APPLICABLE TO STOCKHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares which are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal unless otherwise provided in the appropriate box marked "Special

Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal, as promptly as practicable following the Expiration Date. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

    5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

    If any of the Shares tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

    If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

    If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made, or Shares not tendered or not purchased are to be returned, in the name of any person other than the registered holder(s), in which case the certificate(s) for such Shares tendered hereby must be endorsed, or accompanied by, appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate for such Shares. Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution.

    If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution.

    If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Offeror of the authority of such person so to act must be submitted.

    6. STOCK TRANSFER TAXES. The Offeror will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be returned in the name of, any person other than the registered holder(s), then the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

    EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY FOR TRANSFER TAX STAMPS TO BE AFFIXED TO THE CERTIFICATES LISTED IN THIS LETTER OF TRANSMITTAL.

    7. SPECIAL PAYMENT AND DELIVERY INSTRUCTION. If the check for the purchase price of any Shares purchased is to be issued, or any Shares not tendered or not purchased are to be returned, in the name of a person other than the person(s) signing this Letter of Transmittal or if the check or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer may request that Shares not purchased be credited to such account at any of the Book-Entry Transfer Facilities as such stockholder may designate under "Special Payment Instructions." If no such instructions are given, any such Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facilities designated above.

    8. SUBSTITUTE FORM W-9. Under U.S. Federal income tax law, a tendering stockholder whose Shares are accepted for payment is required to provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on Substitute Form W-9, which is provided below, unless an exemption applies. Failure to provide the information on the Substitute Form W-9 may subject the tendering stockholder to a $50 penalty and to 31% federal income tax backup withholding on the payment of the purchase price for the Shares.

    9. FOREIGN HOLDERS. Foreign holders must submit a completed IRS Form W-8 to avoid 31% backup withholding. IRS Form W-8 may be obtained by contacting the Depositary at one of the addresses on the face of this Letter of Transmittal.

    10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Information Agent or the Dealer Manager at the addresses and telephone number set forth below.

    11. WAIVER OF CONDITIONS. The conditions of the Offer may be waived by the Offeror (subject to certain limitations in the Merger Agreement), in whole or in part, at any time or from time to time, in the Offeror's sole discretion.

    12. LOST, DESTROYED, MUTILATED, OR STOLEN CERTIFICATES. If any certificate(s) representing Shares has been lost, destroyed, mutilated, or stolen, the stockholder should promptly notify the Depositary. The stockholder will then be instructed as to the steps to be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed, mutilated or stolen certificates have been followed.

    IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE COPY HEREOF (TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR A NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE).

                           IMPORTANT TAX INFORMATION

    Under federal income tax law, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary with such stockholder's correct TIN on the Substitute Form W-9. If such stockholder is an individual, the TIN is such stockholder's Social Security Number. If the Depositary is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

    Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Such statements may be obtained from the Depositary. All exempt recipients (including foreign persons wishing to qualify as exempt recipients) should see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

    If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained.

                         PURPOSE OF SUBSTITUTE FORM W-9

    To prevent backup federal income tax withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the Offer, the stockholder is required to notify the Depositary of such stockholder's correct TIN by completing the form certifying that the TIN provided on the Substitute Form W-9 is correct.

                       WHAT NUMBER TO GIVE THE DEPOSITARY

    The stockholder is required to give the Depositary the Social Security Number or Employer Identification Number of the record owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidelines on which number to report.

------------------------------------------------------------------------------
                                   SIGN HERE
                      (COMPLETE SUBSTITUTE FORM W-9 BELOW)


  --------------------------------------------------------------------------

  --------------------------------------------------------------------------
                            SIGNATURE(S) OF OWNER(S)

  Name(s):
          ------------------------------------------------------------------

  Capacity (full title):
                        ----------------------------------------------------

  Address:
          ------------------------------------------------------------------


  --------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

  Area Code and Telephone Number:
                                 -------------------------------------------


  --------------------------------------------------------------------------
              (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)
                           (SEE SUBSTITUTE FORM W-9)

  Dated:
        --------------------------------------------------------------------

      (Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by the person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorneys-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)

      FOR USE BY FINANCIAL INSTITUTIONS ONLY. PLACE MEDALLION GUARANTEE IN SPACE BELOW.

  Authorized signature(s):
                          --------------------------------------------------

  Name:
       ---------------------------------------------------------------------

  Name of Firm:
               -------------------------------------------------------------

  Address:
          ------------------------------------------------------------------


  --------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

  Area Code and Telephone Number:
                                 -------------------------------------------

  Dated:
        --------------------------------------------------------------------
------------------------------------------------------------------------------

                                   TO BE COMPLETED BY ALL TENDERING HOLDERS
----------------------------------------------------------------------------------------------------------------------
                                NAME OF PAYER: AMERICAN STOCK TRANSFER & TRUST, INC.
----------------------------------------------------------------------------------------------------------------------
  PLEASE PROVIDE              PART 1
  YOUR TAXPAYER
  IDENTIFICATION NUMBER AT    Social Security Number
  THE RIGHT AND CERTIFY BY    or Employer Identification Number
  SIGNING AND DATING BELOW
                                ------------------------------------------------------------------------------------
                              ----------------------------------------------------------------------------------------
  SUBSTITUTE                  PART 2 / /
  FORM W-9
  DEPARTMENT OF THE           Check the box if you are NOT subject to back-up withholding under the provisions of
  TREASURY, INTERNAL          Section 2406(a)(1)(C) of the Internal Revenue Code because (1) you have not been
  REVENUE SERVICE             notified that you are subject to back-up withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified you that you are no longer subject to back-up withholding.
                              ----------------------------------------------------------------------------------------
  PAYER'S REQUEST FOR         PART 3 / /
  TAXPAYER
  IDENTIFICATION              Check box if a TIN has not been issued to you, and either (1) you have mailed or
  NUMBER (TIN)                delivered an application to receive a TIN to the appropriate IRS Center or Social
                              Security Administration office or (2) you intend to mail or deliver an application in the near future. If you do not provide a TIN by the time of payment, 31% of all payments pursuant to the Offer made to you thereafter will be withheld until you provide a TIN.
                              ----------------------------------------------------------------------------------------
                              CERTIFICATION: UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT THE INFORMATION PROVIDED
                              IN THIS FORM IS TRUE, CORRECT AND COMPLETE.

                              Signature:
                                        ----------------------------------------------------------------------------
                              Date:
                                   ---------------------------------------------------------------------------------
                              Name:
                                   ---------------------------------------------------------------------------------
                                                                 (PLEASE PRINT)
----------------------------------------------------------------------------------------------------------------------

Note: failure to complete and return this Substitute Form W-9 may result in backup withholding of 31% of any payments made to you pursuant to the Offer. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                               New York, NY 10022
                          Call Collect (212) 754-8000
                    Banks and Brokerage Firms, Please Call:
                                 (800) 662-5200

                   SHAREHOLDERS PLEASE CALL: (800) 566-9061



                      THE DEALER MANAGER FOR THE OFFER IS:

                          DONALDSON, LUFKIN & JENRETTE
                                277 Park Avenue
                            New York, New York 10172
                                 (212) 892-7700

                                                                Exhibit (a)(3)
                                                                --------------

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                        AMERICAN BUSINESS PRODUCTS, INC.

                                       AT

                              $20.00 NET PER SHARE

                                       BY

                        SHERMAN ACQUISITION CORPORATION,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                MAIL-WELL, INC.

--------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

                                                               January 21, 2000

 To Brokers, Dealers, Commercial Banks,
   Trust Companies and Other Nominees:

     We have been appointed by Sherman Acquisition Corporation, a Georgia corporation ("Offeror"), an indirect wholly owned subsidiary of Mail-Well, Inc., a Colorado corporation ("Parent"), to act as Dealer Manager in connection with the Offeror's offer to purchase all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") enclosed herewith. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 13, 2000, among Parent, Offeror and the Company (the "Merger Agreement"). Holders of Shares whose certificates for such Shares (the "Certificates") are not immediately available or who cannot deliver their Certificates and all other required documents to American Securities Transfer & Trust, Inc. (the "Depositary") or complete the procedures for book-entry transfer prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) must tender their Shares according to the guaranteed delivery procedures set forth in
 Section 3 of the Offer to Purchase.

     Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

     Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

     1. The Offer to Purchase, dated January 21, 2000.

     2. The Letter of Transmittal to tender Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

     3. A letter to stockholders of the Company from Harold Smethills, the Chief Executive Officer of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company and mailed to the stockholders of the Company.

     4. The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Certificates and all other required documents are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed prior to the Expiration Date.

     5. A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name, with space provided for obtaining such clients' instructions with regard to the Offer.

     6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

     7. A return envelope addressed to the Depositary.

     YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2000, UNLESS THE OFFER IS EXTENDED.

     Please note the following:

     1. The tender price is $20.00 per Share, net to the seller in cash without interest.

     2. The Offer is being made for all of the outstanding Shares.

     3. The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Friday, February 18, 2000, unless the Offer is extended.

     4. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute more than 50% of the Shares that are outstanding determined on a fully diluted basis.

     5. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer of Shares pursuant to the Offer.

     In order to accept the Offer, (i) a duly executed and properly completed Letter of Transmittal (or facsimile thereof) and any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) or other required documents should be sent to the Depositary and (ii) Certificates representing the tendered Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) should be delivered to the Depositary in accordance with the instructions set forth in the Offer.

     If holders of Shares wish to tender, but it is impracticable for them to forward their Certificates or other required documents or complete the procedures for book-entry transfer prior to the Expiration Date, a tender must be effected by following the guaranteed delivery procedures specified in
 Section 3 of the Offer to Purchase.

     Neither Offeror, Parent nor any officer, director, stockholder, agent or other representative of Offeror or Parent will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Offeror will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Offeror will pay or cause to be paid any transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any inquiries you may have with respect to the Offer should be addressed to Morrow & Co., Inc., the Information Agent for the Offer, at 445 Park Avenue, 5th Floor, New York, NY 10022, telephone (212) 754-8000 (Banks and Brokerage Firms, please call: (800) 662-5200) or Donaldson, Lufkin & Jenrette Securities Corporation, the Dealer Manager for the Offer, at 277 Park Avenue, New York, New York 10172, telephone (212) 892-3000.

     Requests for copies of the enclosed materials may be directed to the Information Agent at the above address and telephone number.

                                         Very truly yours,
                                         DONALDSON, LUFKIN & JENRETTE
                                         SECURITIES CORPORATION

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF PARENT, OFFEROR, THE DEPOSITARY, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                               Exhibit (a)(4)
                                                               --------------

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                        AMERICAN BUSINESS PRODUCTS, INC.

                                       AT

                              $20.00 NET PER SHARE

                                       BY

                        SHERMAN ACQUISITION CORPORATION,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                MAIL-WELL, INC.

--------------------------------------------------------------------------------
 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

                                                                January 21, 2000

To Our Clients:

    Enclosed for your consideration are the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") relating to an offer by Sherman Acquisition Corporation, a Georgia corporation ("Offeror"), an indirect wholly owned subsidiary of Mail-Well, Inc., a Colorado corporation ("Parent"), to purchase all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 13, 2000, among Parent, Offeror and the Company (the "Merger Agreement"). This material is being forwarded to you as the beneficial owner of Shares carried by us in your account but not registered in your name.

    WE ARE THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

    Accordingly, we request instructions as to whether you wish to tender any or all of the Shares held by us for your account, upon the terms and conditions set forth in the Offer.

    Please note the following:

    1. The tender price is $20.00 per Share, net to you in cash without interest.

    2. The Board of Directors of the Company unanimously has determined that the Offer and the Merger (as defined in the Offer to Purchase), are fair to and in the best interests of the Company's stockholders, has approved the Offer and adopted the Merger Agreement and recommends acceptance of the Offer by the Company's stockholders.

    3. The Offer is being made for all of the outstanding Shares.

    4. The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Friday, February 18, 2000, unless the Offer is extended.

    5. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute more than 50% of the Shares that are outstanding determined on a fully diluted basis.

    6. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer of Shares pursuant to the Offer.

    If you wish to have us tender any or all of the Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form contained in this letter. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise indicated in such instruction form. PLEASE FORWARD YOUR INSTRUCTIONS TO US AS SOON AS POSSIBLE TO ALLOW US AMPLE TIME TO TENDER YOUR SHARES ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER.

    The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and any supplements or amendments thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                                              Exhibit (a)(5)
                                                              --------------

                         NOTICE OF GUARANTEED DELIVERY

                    FOR TENDER OF SHARES OF COMMON STOCK OF
                        AMERICAN BUSINESS PRODUCTS, INC.

    This form, or one substantially equivalent hereto, must be used to accept the Offer (as defined below) if certificates for shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), are not immediately available or if the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand, facsimile transmission or mail to the Depositary. See Section 3 of the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase").

                TO: AMERICAN SECURITIES TRANSFER & TRUST, INC.

                    Facsimile Transmission: (303) 986-2444

                    Confirm by Telephone To: (303) 985-5400

                        By Mail:                                   By Hand Delivery/Overnight Delivery:

         American Securities Transfer & Trust, Inc.             American Securities Transfer & Trust, Inc.
                     P.O. Box 1596                                12039 West Alameda Parkway, Suite Z-2
              Denver, Colorado 80201-1596                                Lakewood, Colorado 80228
                   Attn: Kim Hammonds                                       Attn: Kim Hammonds

    DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE
                     DOES NOT CONSTITUTE A VALID DELIVERY.

    If you require additional information, please call Kim Hammonds at American Securities Transfer & Trust, Inc. at (303) 985-5400.

    This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" (as defined in the Offer to Purchase) under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

    The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal or an Agent's Message and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

              THE GUARANTEE ON THE REVERSE SIDE MUST BE COMPLETED.

Ladies and Gentlemen:

    The undersigned hereby tender(s) to Sherman Acquisition Corporation, a Georgia corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares of the common stock of the Company indicated below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

-------------------------------------------------------------------------------
                                   SIGNATURES

                            X
                             ------------------------------------------------

                            X
                             ------------------------------------------------
                             SIGNATURE(S) OF OWNER(S) OR AUTHORIZED SIGNATORY

  Date:                      , 2000
       ---------------------

  Name(s):
          --------------------------------------------------------------------
                                  (PLEASE PRINT)

  Capacity:
           -------------------------------------------------------------------

  Address:
          --------------------------------------------------------------------
                                (INCLUDE ZIP CODE)

  Area Code and Telephone No.:
                              ------------------------------------------------

  Taxpayer Identification or Social Security No.:
                                                 -----------------------------

  Number of Shares:
                   -----------------------------------------------------------

  Certificate No(s). (if available):
                                    ------------------------------------------

  ----------------------------------------------------------------------------

  If Shares will be tendered by book-entry transfer, complete below:

  Name of Tendering Institution:
                                ----------------------------------------------

  Name of Book Entry Transfer Facility:
                                       ---------------------------------------


  ----------------------------------------------------------------------------

  Account No.:
              ----------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

      The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, guarantees the delivery to the Depositary of the Shares tendered hereby, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile(s) thereof) and any other required documents, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry delivery of Shares, all within three trading days of the date hereof. A "trading day" is any day on which the New York Stock Exchange is open for business.

  Name of Firm:
               ---------------------------------------------------------------

  Number and Street or P.O. Box:
                                ----------------------------------------------


  ----------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

  Tel. No.:
           -------------------------------------------------------------------

  Fax No.:
          --------------------------------------------------------------------

  Authorized Signature:
                       -------------------------------------------------------

  Title:
        ----------------------------------------------------------------------

  Date:
       -----------------------------------------------------------------------

  DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. CERTIFICATES SHOULD BE SENT WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL.
--------------------------------------------------------------------------------

                                                                 Exhibit (a)(6)
                                                                 --------------

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER -- Social security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

-----------------------------------------------------------  -----------------------------------------------------------------
 FOR THIS TYPE OF ACCOUNT:    GIVE THE                        FOR THIS TYPE OF ACCOUNT:                GIVE THE EMPLOYER
                              SOCIAL SECURITY                                                          IDENTIFICATION
                              NUMBER OF -                                                              NUMBER OF -
----------------------------------------------------------   -----------------------------------------------------------------
 1.  Individual               The individual                  6.   Sole proprietorship                 The owner<F3>

 2.  Two or more individuals  The actual owner of the         7.   A valid trust, estate, or pension   The legal entity<F4>
     (joint account)          account or, if combined              trust
                              funds, the first individual
                              on the account <F1>

 3.  Custodian account of a   The minor <F2>                  8.   Corporate                           The corporation
     minor (Uniform Gift to
     Minors Act)

 4.  a. The usual revocable   The grantor-trustee <F1>        9.   Association, club, religious,       The organization
        savings trust                                              charitable, educational, or other
        account (grantor                                           tax-exempt organization
        is also trustee)

     b. So-called trust       The actual owner <F1>           10.  Partnership account held in the     The partnership
        account that is not                                        name of the business
        a legal or valid
        trust under State
        law

 5.  Sole Proprietorship      The owner <F3>                  11.  A broker or registered nominee      The broker or nominee

                                                              12.  Account with the Department of      The public entity
                                                                   Agriculture in the name of a
                                                                   public entity (such as a State
                                                                   or local government, school
                                                                   district, or prison) that
                                                                   receives agricultural program
                                                                   payments
----------------------------------------------------------   -----------------------------------------------------------------

<F1> List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

<F2> Circle the minor's name and furnish the minor's social security number.

<F3> You must show your individual name, but you may also enter your business or
     "doing business as" name. You may use either your social security number or employer identification number (if you have one).

<F4> List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                         NUMBER ON SUBSTITUTE FORM W-9

                                     PAGE 2

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), or Form W-7 for Individual Taxpayer Identification Number (for alien individuals required to file U.S. tax returns), at an office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

*  A corporation.

* An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

*  The United States or any agency or instrumentality thereof.

* A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.

* A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

*  An international organization or any agency or instrumentality thereof.

*  A foreign central bank of issue.

Payees that are exempt from backup withholding on interest, dividends and broker transactions include the following:

* A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

*  A real estate investment trust.

*  A common trust fund operated by a bank under section 584(a).

* An entity registered at all times during the tax year under the Investment Company Act of 1940.

*  A financial institution.

Payees that are exempt from backup withholding on broker transactions include the following:

* A futures commission merchant registered with the Commodity Futures Trading Commission.

* A person registered under the Investment Advisors Act of 1940 who regularly acts as a broker.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

*  Payments to nonresident aliens subject to withholding under Section 1441.

* Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

* Payments of patronage dividends where the amount received is not paid in money.

*  Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

*  Payments of interest on obligations issued by individuals.

NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

* Payments of tax-exempt interest (including exempt-interest dividends under section 852).

*  Payments described in section 6049(b)(5) to nonresident aliens.

*  Payments on tax-free covenant bonds under section 1451.

*  Payments made by certain foreign organizations.

*  Mortgage interest paid to you.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041(a), 6042, 6044, 6045, 6049, 6050A, and
6050N, and their regulations.

PRIVACY ACT NOTICE.--Section 6109 requires most recipients of dividend, interest or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                   Exhibit (a)(7)
                                                   --------------

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares. The Offer is not being made to (nor will tenders be accepted from) holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction. Neither the Offeror nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent that the Offeror or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Offeror will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to such holders of Shares prior to the expiration of the Offer. In those jurisdictions where the securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Donaldson, Lufkin & Jenrette Securities Corporation or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                 NOTICE OF OFFER TO PURCHASE FOR CASH

               All Outstanding Shares of Common Stock
                               of

                 AMERICAN BUSINESS PRODUCTS, INC.

                               at

                        $20.00 NET PER SHARE

                               by

                  SHERMAN ACQUISITION CORPORATION
               a wholly-owned indirect subsidiary of
                          MAIL-WELL, INC.

     Sherman Acquisition Corporation, a Georgia corporation (the
"Offeror") and a wholly owned indirect subsidiary of Mail-Well, Inc., a Colorado corporation (the "Parent"), hereby offers to purchase all of the shares of common stock, par value $2.00 per share (the "Shares"), of American
Business Products, Inc, a Georgia corporation (the "Company"), for
$20.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and in the related
Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
          NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2000
                   UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 13, 2000 (the "Merger Agreement"), among Parent, the Offeror and the Company. The Merger Agreement provides that, among other things, after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Georgia Business Corporation Code, as amended (the "GBCC"), the Offeror will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the GBCC ("Dissenting Shares")) will be converted into the right to receive from the Surviving Corporation $20.00 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest thereon (the "Offer Price").

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the Shares that are outstanding determined on a fully diluted basis, (ii) any waiting period under the HSR Act (as defined in the Offer to Purchase) applicable to the purchase of Shares pursuant to the Offer having expired or having been terminated prior to the expiration of the Offer, and (iii) the satisfaction of certain other terms and conditions set forth in Section 15 of the Offer to Purchase.

     In connection with the Merger Agreement, the Offeror and Parent entered into a Stockholders' Stock Tender Agreement dated as of January 13, 2000 (the "Tender Agreement"), with each of the following stockholders of the Company: Henry Curtis VII, Hollis L. Harris, W. Stell Huie, Thomas F. Keller, James F. McDonald, Daniel W. McLaughlin,
C. Douglas Miller, G. Harold Northrop, Joe W. Rogers, William B. Stokely, III, Richard B. Curtis, Jr. (the "Tendering Stockholders"). Pursuant to the Tender Agreement, the Tendering Stockholders have agreed to tender an aggregate of 415,306 Shares owned by the Tendering Stockholders (the "Committed Shares") and have agreed to vote their portion of the Committed Shares in favor of the Merger and otherwise in the manner directed by the Offeror. The Tendering Stockholders have also agreed that, among other things, unless the Merger Agreement is terminated in accordance with its terms, such Tendering Stockholders will not transfer the Committed Shares. The Committed Shares represent approximately 2.7% of the Shares that, as of January 20, 2000, were issued and outstanding on a fully diluted basis (assuming the exercise of all "in-the-money" stock options).

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT, APPROVED THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not withdrawn, if and when the Offeror gives oral or written notice to American Securities Transfer & Trust, Inc. (the "Depositary") of the Offeror's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting payment to the tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

     If any of the conditions set forth in the Offer to Purchase that relate to the Offeror's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on Friday, February 18, 2000 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer as so extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Friday, February 18, 2000, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

     Subject to the limitations set forth in the Offer and the Merger Agreement, the Offeror reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that the Offeror will exercise its right to extend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

     Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment, may also be withdrawn at any time after March 21, 2000. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of the Offer to

Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by the Offeror, in its sole discretion, and its determination shall be final and binding on all parties.

     The information required to be disclosed by Paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided to the Offeror its lists of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL
CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Any questions or requests for assistance or for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror's expense. No fees or commissions will be payable to brokers, dealers or other persons other than the Information Agent, the Dealer Manager and the Depositary for soliciting tenders of Shares pursuant to the Offer.

           The Information Agent for the Offer is:

                     MORROW & CO., INC.
                 445 Park Avenue, 5th Floor
                     New York, NY 10022
                Call Collect (212) 754-8000
          Banks and Brokerage Firms, Please Call:
                       (800) 662-5200

         SHAREHOLDERS PLEASE CALL: (800) 566-9061


            The Dealer Manager for the Offer is:

               DONALDSON, LUFKIN & JENRETTE

                    277 Park Avenue
               New York, New York 10172
                    (212) 892-3000





January 21, 2000

                                                   Exhibit (a)(8)
                                                   --------------

          FOR IMMEDIATE RELEASE: Friday, January 14, 2000

          MAIL-WELL TO ACQUIRE AMERICAN BUSINESS PRODUCTS

ENGLEWOOD, CO and ATLANTA, GA -- Mail-Well, Inc. (NYSE: MWL) and American Business Products, Inc. (NYSE: ABP) announced that they have entered into a definitive agreement for Mail-Well to acquire all the shares of the common stock of Atlanta-based American Business Products for $20 per share in cash. The total value of the transaction, including the assumption of debt, will be approximately $334 million.

American Business Products is a premier provider of printed office products and specialty packaging solutions through its Curtis 1000, International Envelope, Discount Label and Jen-Coat business units. ABP reported 1998 sales of $461 million and net income and earnings per share from continuing operations of $18.3 million and $1.15, respectively. For the nine months ended September 30, 1999, it earned $13.9 million, or $0.92 per share, on sales of $350 million.

"We are delighted with the acquisition of American Business Products. Three of ABP's four business units are perfect fits with existing Mail-Well operations. The fourth, Jen-Coat, is in specialty packaging, which is an area we have been interested in for some time," said Gerald
F. Mahoney, Mail-Well's Chairman and Chief Executive Officer. "In addition to businesses that are complementary, we will be adding to the depth of our management. The teams leading each of ABP's business units have positioned their businesses to grow both the top and bottom lines. We are excited by the upside potential," Mahoney noted.

G. Harold Northrop, Chairman of the Board of American Business Products, stated, "The Board of American Business Products is unanimous in its support of Mail-Well's proposal. This proposal not only is in the best interest of our shareholders, it represents an excellent fit for our businesses and their employees. We are convinced that Mail-Well is acquiring four well managed business units."

Completion of the acquisition is subject to the customary terms and conditions, and termination of the necessary waiting period under the Hart-Scott-Rodino Act.

Goldman, Sachs & Co. acted as financial advisor to American Business Products in connection with this transaction.

Mail-Well is a leading consolidator in the highly fragmented printing industry, specializing in four fast-growing multibillion-dollar market segments: commercial printing, envelopes, labels and printing for distributors. Mail-Well currently has more than 13,000 employees and 110 printing plants and numerous sales offices throughout North America.
With this acquisition, Mail-Well will have a revenue run rate of $2.5 billion.

This press release may make forward-looking statements, which are subject to various uncertainties and risks that could affect their outcome. Factors which could cause or contribute to differences include, but are not limited to, product demand and sales, interest rates, ability to obtain assumed productivity savings and availability of acquisition opportunities. This press release does not constitute an offer to sell or solicitation of an offer to buy Mail-Well's or American Business Products' securities.

                                                     Exhibit (a)(9)
                                                     --------------

FOR IMMEDIATE RELEASE: Friday, January 14, 2000

MAIL-WELL CONFIRMS CASH TENDER OFFER FOR AMERICAN BUSINESS PRODUCTS

ENGLEWOOD, CO and ATLANTA, GA -- Mail-Well, Inc. (NYSE: MWL) confirmed today that the previously announced definitive agreement for Mail-Well to acquire all the shares of the common stock of Atlanta-based American Business Products, Inc. (NYSE: ABP) for $20 per share in cash will be effected as a cash tender offer. The total value of the transaction, including the assumption of debt, will be approximately $334 million. The cash tender offer will be commenced on or about January 21, 2000.

Completion of the acquisition is subject to the customary terms and conditions, and termination of the necessary waiting period under the Hart-Scott-Rodino Act.

Mail-Well is a leading consolidator in the highly fragmented printing industry, specializing in four fast-growing multibillion-dollar market segments: commercial printing, envelopes, labels and printing for distributors. Mail-Well currently has more than 13,000 employees and 110 printing plants and numerous sales offices throughout North America. With this acquisition, Mail-Well will have a revenue run rate of $2.5 billion.

This press release may make forward-looking statements, which are subject to various uncertainties and risks that could affect their outcome. Factors which could cause or contribute to differences include, but are not limited to, product demand and sales, interest rates, ability to obtain assumed productivity savings and availability of acquisition opportunities. This press release does not constitute an offer to sell or solicitation of an offer to buy Mail-Well's or American Business Products' securities.

                                                        Exhibit (a)(10)
                                                        ---------------

MAIL-WELL COMMENCES TENDER OFFER
FOR SHARES OF AMERICAN BUSINESS PRODUCTS

ENGLEWOOD, CO and ATLANTA, GACMail-Well, Inc. (NYSE: MWL) and American Business Products, Inc. (NYSE: ABP) announced today that Mail-Well's wholly-owned indirect subsidiary Sherman Acquisition Corporation has commenced its previously announced tender offer for all of the shares of ABP for $20 per share, net to the seller in cash. The tender offer is being conducted pursuant to an Agreement and Plan of Merger among the companies dated January 13, 2000. The tender offer is schedule to expire at 12:00 midnight, eastern standard time, on Friday, February 18, unless extended.

Certain ABP shareholders who collectively own approximately 2.7% of the ABP shares outstanding on a fully diluted basis have agreed to tender their shares in the offer. The offer is conditioned upon 51% of the ABP shares outstanding being validly tendered and not withdrawn prior to the expiration of the offer, termination of the necessary waiting period under the Hart-Scott-Rodino Act and other customary closing conditions.

Donaldson, Lufkin & Jenrette is the Dealer Manager for the offer. The complete terms and conditions of the offer are set forth in the Offer to Purchase being filed today with the Securities and Exchange Commission, copies of which are available from Morrow & Co., the information agent for the offer. American Securities Transfer & Trust is acting as depositary for the offer.

Goldman, Sachs & Co. acted as financial advisor to American Business Products in connection with this transaction.

Mail-Well is a leading consolidator in the highly fragmented printing industry, specializing in four fast-growing multibillion dollar market segments: commercial printing, envelopes, labels and printing for distributors. Mail-Well currently has more than 13,000 employees and 110 printing plants, and numerous sales offices throughout North America. Reporting 1998 sales of $1.5 billion, Mail-Well expects to have a revenue run rate of $2.5 billion once it completes the acquisition of American Business Products.

This press release may make forward-looking statements, which are subject to various uncertainties and risks that could affect their outcome. Factors which could cause or contribute to differences include, but are not limited to, product demand and sales, interest rates, ability to obtain assumed productivity savings, availability of financing and availability of acquisition opportunities. This press release does not constitute an offer to sell or solicitation of an offer to buy Mail-Well's securities.

Note: News releases and other information on Mail-Well can be accessed at www.mail-well.com.

# # #

                                                   Exhibit (b)(1)
                                                   --------------

January 13, 2000



Gary H. Ritondaro
Senior Vice President and Chief Financial Officer
Mail-Well, Inc.
23 Inverness Way East, Suite 160
Englewood, CO  80112


     Re:  $800,000,000 Senior Secured Credit Facilities


Dear Gary:

Mail-Well I, Inc. (the "Borrower") has informed Bank of America, N.A. ("Bank of America") and Banc of America Securities LLC ("BAS") that the Borrower intends to acquire all of the outstanding capital stock of American Business Products, Inc. (the "Merged Company") for total consideration of approximately $334 million (the "Transaction"). You have advised us that up to $800 million in senior debt financing will be required in order to effect the Transaction, to pay the related costs and expenses, to refinance certain indebtedness of the Borrower and\or the Merged Company and to provide funds for ongoing general corporate purposes after completion of the Transaction, and that no external debt financing other than the financing described herein will be required in connection with the Transaction. In connection with the foregoing, Bank of America is pleased to offer to be the sole and exclusive administrative agent (in such capacity, the "Administrative Agent") for $800 million Senior Secured Credit Facilities (the "Senior Credit Facilities") to the Borrower, and Bank of America is pleased to offer its commitment to lend up to $800 million of the Senior Credit Facilities, upon and subject to the terms and conditions of this letter and the Summary of Terms and Conditions attached hereto (the "Summary of Terms"). BAS is pleased to advise you of its willingness, as sole and exclusive Lead Arranger and Book Manager for the Senior Credit Facilities, to form a syndicate of financial institutions (the "Lenders") reasonably acceptable to you for the Senior Credit Facilities. Notwithstanding the foregoing, subject to the terms and conditions hereof and the Summary of Terms, Bank of America is committed to lend up to $800 million of the Senior Credit Facilities.

Bank of America will act as sole and exclusive Administrative Agent for the Senior Credit Facilities and BAS will act as sole and exclusive Lead Arranger and Book Manager for the Senior Credit Facilities. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.

BAS intends to commence syndication efforts promptly, and you agree to actively assist, and to cause the Merged Company to assist, BAS in achieving a syndication of the Senior Credit Facilities that is satisfactory to it. Such assistance by you and the Merged Company shall include (a) your providing and causing your advisors to provide us and the other Lenders upon request with all information reasonably deemed necessary by us to complete syndication, including, but not limited to, information and evaluations prepared by the Borrower and the Merged
Company and their advisors, or on their behalf, relating to the Transaction; (b) assistance in the preparation of an Offering Memorandum to be used in connection with the syndication; (c) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships; and (d) otherwise assisting us in our syndication efforts, including by making senior management and advisors of the Borrower and the Merged Company and their subsidiaries available from time to time to attend and make presentations regarding the business and prospects of the Borrower

Mail-Well, Inc.
January 13, 2000
Page 2

and the Merged Company and their subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

It is understood and agreed that Bank of America and BAS will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at our sole discretion and that any syndication prior to execution of the definitive documentation for the Senior Credit Facilities will reduce the commitment of Bank of America.

In the event that such syndication cannot be achieved in a manner satisfactory to Bank of America and BAS under the structure outlined in the Summary of Terms, you agree that Bank of America and BAS shall be entitled, in consultation with you, to change the pricing, structure or other terms of the Senior Credit Facilities if Bank of America and BAS determine that such changes are advisable to ensure a successful syndication or an optimal credit structure, provided that the total amount of the Senior Credit Facilities remains unchanged.

The commitment of Bank of America hereunder and the agreement of BAS to provide the services described herein are subject to the agreement in the preceding paragraph and the satisfaction of each of the following conditions precedent in a manner acceptable to us in our sole discretion: (a) each of the terms and conditions set forth herein and in the Summary of Terms; (b) the completion of all due diligence with respect to the Borrower, the Merged Company and their respective subsidiaries in scope and determination satisfactory to us in our sole discretion; (c) the absence of a material breach of any representation, warranty or agreement of the Borrower or the Company set forth herein;
(d) execution by the Borrower, the Merged Company and/or other appropriate parties of a definitive merger agreement and other related documentation for the Transaction (collectively, the "Transaction Documents"), which Transaction Documents shall be in form and substance satisfactory to us; (e) our satisfaction that prior to and during the syndication of the Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or the Merged Company (except as described in this letter); (f) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facilities consistent with the Summary of Terms and otherwise satisfactory to us;
(g) since the date hereof, no material adverse change in or material disruption of conditions in the financial, banking or capital markets which we, in our sole discretion, deem material in connection with the syndication of the Senior Credit Facilities shall have occurred and be continuing; (h) no change, occurrence or development that could, in our opinion, have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower or the Merged Company, in each case together with its subsidiaries taken as a whole, shall have occurred or become known to us; and (i) our not becoming aware after the date hereof of any information or other matter which in our judgment is inconsistent in a material and adverse manner with any information or other matter disclosed to us prior to the date hereof (in which case we may, in our sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or terminate this letter and any commitment or undertaking hereunder).

You hereby represent, warrant and covenant that (a) all information, other than the Projections (defined below), which has been or is hereafter made available to us or the Lenders by you or any of your representatives in connection with the transactions contemplated hereby (the "Information") is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Borrower and the Merged Company and their respective subsidiaries that have been or are hereafter made available to us or the Lenders by you or any of your representatives (the "Projections") have been or will be prepared in good faith based upon assumptions you believe to be reasonable. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Senior Credit Facilities so that the representation, warranty and covenant in the preceding sentence is correct on such closing date. You understand that in arranging and syndicating the Senior Credit

Mail-Well, Inc.
January 13, 2000
Page 3

Facilities, Bank of America and BAS will be using and relying on the Information and the Projections without independent verification thereof.

By acceptance of this offer, you agree to pay all reasonable out-of-pocket fees and expenses (including reasonable attorneys' fees and expenses, the allocated cost of internal counsel and due diligence expenses) incurred before or after the date hereof by us in connection with the Senior Credit Facilities, the syndication thereof and the other transactions contemplated hereby. With respect to attorney's costs and expenses incurred by us, we agree to discuss with you our best estimate of the actual cost to be incurred and work with you to manage to this estimate. We further agree that we will keep you aprised, from time to time or as often as you may reasonably request, of actual costs incurred during the course of the transaction.

You agree to indemnify and hold harmless Bank of America, BAS, each Lender and each of their affiliates and their directors, officers, employees, advisors and agents (each, an "Indemnified Party") from and against (and will reimburse each Indemnified Party as the same are incurred) any and all losses, claims, damages, liabilities, and expenses (including, without limitation, the reasonable fees and expenses of counsel and the allocated cost of internal counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) the Transaction or any similar transaction and any of the other transactions contemplated thereby, or (b) the Senior Credit Facilities or any other financings, or any use made or proposed to be made with the proceeds thereof, unless and only to the extent that, as to any Indemnified Party, it shall be determined in a final, nonappealable judgment by a court of competent jurisdiction that such losses, claims, damages, liabilities or expenses resulted primarily from the gross negligence or willful misconduct of such Indemnified Party. No Indemnified Party shall be liable for any damages arising from the use by others of Information or other materials obtained through internet, Intralinks or other similar information transmission systems in connection with the Senior Credit Facilities. In the case of any investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your shareholders or creditors or an Indemnified Party and whether or not the Transaction is consummated. You agree that no Indemnified Party shall have any liability to you or your subsidiaries or affiliates or to your or their respective security holders or creditors for any indirect or consequential damages arising out of, related to or in connection with the Transaction or any of the financings.

The terms of this letter, the Summary of Terms and the fee letter among you and us (the "Fee Letter") are confidential and, except for disclosure on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facilities or as may be required by law, may not be disclosed in whole or in part to any other person or entity (including the Merged Company) without our prior written consent; provided that, after your acceptance of this letter and the Fee Letter, you may disclose the terms of this letter (but not the Fee Letter) to the Merged Company and its stockholders and their respective attorneys, financial advisors and accountants in connection with the Transaction.

The provisions of the immediately preceding three paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and notwithstanding the termination of this letter or any commitment or undertaking hereunder.

This letter and the Fee Letter shall be governed by laws of the State of California. Each of us hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter, the Summary of Terms, the transactions contemplated hereby and thereby or the actions of Bank of America and BAS in the negotiation, performance or enforcement hereof.

This letter, together with the Summary of Terms and the Fee Letter, are the only agreements that have been entered into among us with respect to the Senior Credit Facilities and set forth the entire understanding of the parties with respect thereto. This letter may be modified or amended only by the written agreement of all of

Mail-Well, Inc.
January 13, 2000
Page 4

us. This letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This offer will expire at 5:00 p.m. PST time on Friday, January 14, 2000 unless you execute this letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this letter and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, this undertaking and commitment will expire on the earliest to occur of (a) the closing of the Transaction without the use of the Senior Credit Facilities, (b) the acceptance by the Merged Company or any of its affiliates of an offer for all or any substantial part of the capital stock or assets of the Merged Company other than the offer contemplated hereby, and (c) April 14, 2000, unless definitive documentation for the Senior Credit Facilities is executed and delivered prior to such date.


We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,


BANK OF AMERICA, N.A.



By:    Kevin Leader
Title: Managing Director


BANC OF AMERICA SECURITIES LLC



By:    Grant Moyer
Title: Vice President


Accepted and Agreed to
as of ________________, 20___:


MAIL-WELL, INC.



By:    Gary H. Ritondaro
Title: Senior Vice President and Chief Financial Officer

                                                   Exhibit (c)(1)
                                                   --------------




                AGREEMENT AND PLAN OF MERGER


                           AMONG


              AMERICAN BUSINESS PRODUCTS, INC.



                      MAIL-WELL, INC.

                            AND


                 SHERMAN ACQUISITION CORP.


                DATED AS OF JANUARY 13, 2000

                     AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER, is made, entered into, and effective as of the 13th day of January, 2000 (this "Agreement") by and among American Business Products, Inc., a Georgia corporation ("Company"), Mail-Well, Inc., a Colorado corporation ("Parent"), and Sherman Acquisition Corp., a Georgia corporation ("Acquisition Co.") (Acquisition Co. and Company being hereinafter collectively referred to as the "Constituent Corporations").


                         W I T N E S S E T H:
                         - - - - - - - - - -

     WHEREAS, Parent directly owns all of the issued and outstanding stock of Acquisition Co.; and

     WHEREAS, the Boards of Directors of each of Company, Parent, and Acquisition Co. (i) have approved the merger of Company with Acquisition Co. (the "Merger") upon the terms and conditions set forth herein, and
(ii) deem the Merger to be in the best interests of their respective shareholders.

     NOW, THEREFORE, in consideration of the premises, representations, warranties, and agreements herein contained, the parties agree as follows:


                              ARTICLE I

                              THE OFFER

     1.1  THE OFFER.

          (a) Subject to the provisions of this Agreement, as promptly as practicable (but in no event later than five business days after the public announcement of the execution of this Agreement), Acquisition Co. shall, and Parent shall cause Acquisition Co. to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") a tender offer (as it may be amended from time to time as permitted by this Agreement, the "Stock Offer") for all of the outstanding shares (the "Shares") of Company Common Stock (as defined in Section 3.2) at a price of $20.00 per Share (such price, or any such higher price per Share as may be paid in the Stock Offer, being referred to herein as the "Stock Offer Price"). The obligation of Acquisition Co. to, and of Parent to cause Acquisition Co. to, commence the Stock Offer and accept for payment, and pay for, any Shares tendered pursuant to the Stock Offer shall be subject to the conditions set forth in Section 1.2 (any of which may be waived by Acquisition Co. in its sole discretion; provided, that, without the consent of Company, Acquisition Co. shall not waive the Minimum Tender Condition (as defined in Section 1.2)) and to the other terms and conditions of this Agreement. Acquisition Co. expressly reserves the right to modify the terms of the Stock Offer, except that, without the consent of Company, Acquisition Co. shall not (i) reduce the number of Shares subject to the Stock Offer, (ii) reduce the price per Share to be paid pursuant to the Stock Offer, (iii) modify or add to the conditions set forth in Section 1.2, (iv) except as provided in the next sentence, extend the Stock Offer, or
     (v) change the form of consideration payable in the Stock Offer. Notwithstanding the foregoing, Acquisition Co. may, without the consent of Company, (i) extend the Stock Offer, if at the scheduled expiration date of the Stock Offer any of the conditions to Acquisition Co.'s obligations to purchase Shares shall not be satisfied until such conditions have been satisfied, (ii) extend the Stock Offer for a period of not more than ten business days beyond the initial expiration date of the Stock Offer (which initial expiration date shall be 20 business days following the commencement of the Stock Offer), if on the date of such extension less than 90% of the outstanding Shares of Company Common Stock have been validly tendered and not properly withdrawn pursuant to the Stock Offer, notwithstanding that all conditions to the Stock Offer are satisfied as of the date of such extension, and (iii) extend the Stock Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Stock Offer. Notwithstanding the foregoing, the Stock Offer may not be extended beyond the date of termination of this Agreement pursuant to Article 8. Subject to the terms and conditions of the Stock Offer and this Agreement, Acquisition Co. shall, and Parent shall cause Acquisition Co. to, pay for all Shares validly tendered and not properly withdrawn pursuant to the Stock Offer that Acquisition Co. becomes obligated to purchase pursuant to the Stock Offer as soon as practicable after the expiration of the Stock Offer.

          (b) On the date of commencement of the Stock Offer, Parent and Acquisition Co. shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 with respect to the Stock Offer, which shall contain an offer to purchase (the "Offer to Purchase") and a related letter of transmittal and summary advertisement, all in accordance with the terms of the Stock Offers as set forth herein (such Schedule 14D-1 and the documents included therein pursuant to which the Stock Offers will be made, together with any supplements or amendments thereto, the "Offer Documents"). The Offer Documents shall comply in all material respects with the requirements of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Acquisition Co. with respect to information furnished in writing by or on behalf of Company expressly for inclusion in the Offer Documents. Each of Parent, Acquisition Co. and Company agrees promptly to correct any information provided by or on its behalf for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Acquisition Co. further agrees to take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to Company's shareholders, in each case as to and to the extent required by applicable Federal securities laws. Company and its counsel shall be given at least three business days to review the Schedule 14D-1 before it is filed with the SEC. In addition, Parent and Acquisition Co. will provide Company and its counsel, in writing, with any comments, whether written or oral, Parent, Acquisition Co. or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

          (c) Parent shall provide or cause to be provided to Acquisition Co. on a timely basis the funds necessary to purchase any Shares that Acquisition Co. becomes obligated to purchase pursuant to the Stock Offers.

     1.2 CONDITIONS OF THE STOCK OFFER. Notwithstanding any other provision of the Stock Offer or the Agreement, Acquisition Co. shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Acquisition Co.'s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Stock Offer), pay for any Shares tendered pursuant to the Stock Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Stock Offer, and may amend or terminate the Stock Offer as to any Shares not then paid for unless (i) there shall have been validly tendered and not withdrawn, prior to the expiration of the Stock Offer, that number of Shares which would represent at least a majority of the Fully Diluted Shares (as defined below) (the "Minimum Tender Condition") and (ii) any waiting period under the HSR Act (as defined in Section 3.4) applicable to the purchase of Shares pursuant to the Stock Offers shall have expired or been terminated. The term "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of Company on a fully diluted basis, after giving effect to the exercise or conversion of all securities of the Company (including Company Options as defined in Section 6.4) exercisable or convertible into such voting securities. Furthermore, notwithstanding any other term of the Stock Offer or the Agreement, Acquisition Co. shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Stock Offer, with the consent of Company, if, at any time on or after the date of the Agreement and prior to the acceptance for payment of Shares or the payment therefor, any of the following conditions exists:

          (a) there shall have been instituted, threatened or pending any litigation brought by any governmental authority or other person, or before any court or governmental authority, agency or tribunal, domestic or foreign, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Acquisition Co. of any Shares, directly or indirectly seeking to restrain or prohibit or otherwise make substantially more costly the making or consummation of the Stock Offers or the Merger or the performance of any of the other Transactions (as defined in Section 1.3) or materially delaying the Merger, or seeking to obtain from Company, Parent or Acquisition Co. any damages that are material in relation to Company and its Subsidiaries, taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of Company, Parent or any of their respective Subsidiaries, or to compel Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Company, Parent or any of their respective Subsidiaries, as a result of the Stock Offers, the Merger or any of the other Transactions (as defined in Section 1.3), (iii) seeking to impose or to confirm limitations on the ability of Parent or any of its Subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the shareholders of Company, including without limitation the adoption and approval of the Agreement and the Merger or the right to vote any shares of capital stock of any Subsidiary directly or indirectly owned by Company, or
     (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Company or any of its Subsidiaries;

          (b) there shall be any law enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any person pursuant to any contract, law, order or permit (a "Consent") withheld with respect to, (i) Parent, Company or any of their respective Subsidiaries or (ii) the Stock Offers, the Merger or any of the other Transactions (as defined in Section 1.3), by any Governmental Entity (as defined in Section 3.4) or before any court or governmental authority, agency or tribunal, domestic or foreign, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) (i) the Board of Directors of Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Acquisition Co. the approval or recommendation of the Stock Offer, the Merger or this Agreement, or approved or recommended any Superior Proposal (as defined in Section 5.2(b)) or any other acquisition of Shares other than the Stock Offer and the Merger or (ii) the Board of Directors of Company shall have determined to approve, endorse or recommend a Superior Proposal to this Company's shareholders.

          (d) any of the representations and warranties of Company set forth in the Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          (e) Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Company to be performed or complied with by it under the Agreement;

          (f) the Agreement shall have been terminated in accordance with its terms or the Stock Offer shall have been terminated with the consent of Company; or

          (g) all Consents of and notices to or filings with governmental authorities and third parties required in connection with the Transactions (as defined in Section 1.3) shall not have been obtained or made other than those the absence of which, individually or in the aggregate, would not have an Company Material Adverse Effect or prevent or materially delay consummation of any of the Transactions (as defined in Section 1.3).

     1.3  COMPANY ACTIONS.

          (a) Company hereby approves of and consents to the Stock Offer and represents and warrants that its Board of Directors, at a meeting duly called and held, has duly adopted resolutions
     (i) approving this Agreement and the transactions contemplated herein, including the Stock Offer and the Merger (collectively, the "Transactions"), and such approval constitutes approval of the Stock Offer, this Agreement and the Transactions, including the Merger, for purposes of Article 11, Part 3 of the Georgia Business Corporation Code ("GBCC"), such that the provisions of said
     Article 11, Part 3 will not apply to the Transactions,
     (ii) determining that the terms of the Stock Offers, the Merger and the other Transactions are fair to, and in the best interests of, the shareholders of Company, and (iii) recommending that the shareholders of Company accept the Stock Offers, tender their Shares thereunder to Acquisition Co. and approve and adopt this Agreement and the Merger.

          (b) Within 10 business days after the Offer Documents are filed with the SEC, Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Stock Offers (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall contain the recommendation referred to in clause (iii) of Section 1.3(a) and shall mail the Schedule 14D-9 to the shareholders of Company. The Schedule 14D-9 shall comply in all material respects with the requirements of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Company with respect to information furnished in writing by or on behalf of Parent or Acquisition Co. expressly for inclusion in the Schedule 14D-9. Each of Parent, Acquisition Co. and Company agrees promptly to correct any information provided by or on its behalf for use in the Schedule 14D-1 if and to the extent that such information shall have become false or misleading in any material respect, and Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-1 and to cause the Schedule 14D-1 as so amended or supplemented to be filed with the SEC and to be disseminated to Company's shareholders, in each case as to and to the extent required by applicable Federal securities laws. Parent and its counsel shall be given the opportunity to review the Schedule 14D-9 before it is filed with the SEC. In addition, Company agrees to provide Parent, Acquisition Co. and their counsel, in writing, with any comments, whether written or oral, that Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-1 promptly after the receipt of such comments or other communications.

          (c) In connection with the Stock Offer, Company will promptly furnish or cause to be furnished to Acquisition Co. mailing labels, security position listings and any available listing, or computer file containing the names and addresses of all record holders of the Shares as of a recent date, and shall furnish Acquisition Co. with such additional information (including, but not limited to, updated lists of holders of the Shares and their addresses, mailing labels and lists of security positions) and assistance as the Acquisition Co. or its agents may reasonably request in communicating the Stock Offers to the record and beneficial holders of the Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Acquisition Co. shall hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, will use such information only in connection with the Stock Offers and the Merger, and, if this Agreement is terminated, will upon request of Company deliver or cause to be delivered to Company all copies of such information then in their possession.

          (d) The Company covenants that it will take all action necessary to approve the Stock Offer, the Merger, and all other transactions contemplated by this Agreement under the American Business Products Rights Agreement, by and between the Company and Equiserve Trust Company, N.A., dated May 5, 1999, as the same may be amended from time to time, and represents and warrants that upon the taking of such action none of the Stock Offer, the Merger, or any other transactions contemplated by this Agreement will result in any of the Rights (as defined therein) becoming exercisable.


                          ARTICLE II

                          THE MERGER

     2.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the GBCC, Acquisition Co. shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Acquisition Co. shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation").

     2.2 EFFECTIVE TIME. The Merger shall become effective when Articles of Merger (the "Articles of Merger"), executed in accordance with the relevant provisions of the GBCC, are filed with the Secretary of State of the State of Georgia; provided, however, that, upon mutual
                                  --------  -------
consent of the constituent corporations, the Articles of Merger may provide for a later date of effectiveness of the Merger. When used in this Agreement, the term "Effective Time" shall mean the later of the date and time at which the Articles of Merger are filed or such later date and time of effectiveness established by the Articles of Merger. The filing of the Articles of Merger shall be made on the date of the "Closing" (as defined in Section 2.13).

     2.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 14-2-1106 of the GBCC.

     2.4 CHARTER AND BYLAWS. At the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Articles of Incorporation of the Surviving Corporation or by applicable law. At the Effective Time, the board of directors and officers of Acquisition Co. shall be the Board of Directors and officers of the Surviving Corporation.

     2.5 CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of Acquisition Co., the Company, or the holders of any securities of the Constituent
Corporations:

          (a) Each share of capital stock of Acquisition Co. issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one fully paid and nonassessable share of Company Common Stock (as defined in Section 3.2).

          (b) Each share of Company Common Stock (excluding shares held by Company, Parent, or any of their respective subsidiaries, and excluding shares held by shareholders who perfect their statutory dissenters' rights as provided in Section 2.6) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from Parent a cash payment equal to the price per Share paid pursuant to the Stock Offer (the "Merger Consideration").

     2.6 DISSENTING SHAREHOLDERS. Any holder of shares of Company Common Stock who perfects his dissenters' rights in accordance with the GBCC shall be entitled to receive the value of such shares in cash as determined pursuant to such provision; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the GBCC and surrendered to Company the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Company fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, Parent shall issue and deliver the consideration to which such holder of shares of Company Common Stock is entitled under this Article 2 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Company Common Stock held by him. Company shall give Parent (i) prompt notice of any written notice of intent to seek dissenters rights received by Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notices. Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle, or otherwise negotiate with respect to, any such notices.

     2.7  EXCHANGE OF CERTIFICATES.

          (a)  Exchange Fund.  Parent shall authorize a commercial
               -------------
     bank reasonably acceptable to the Company (or such other person or persons as shall be acceptable to Parent and the Company) to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of shares of Company Common Stock converted in the Merger, the cash payable pursuant to
     Section 2.5(b) (such cash being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the consideration contemplated to be issued pursuant to Section 2.5(b) out of the Exchange Fund. Except as contemplated by Section 2.8, the Exchange Fund shall not be used for any other purpose.

          (b)  Exchange Procedures.  As soon as practicable after the
               -------------------
     Effective Time, Parent shall cause the Exchange Agent to mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (and excluding, for the avoidance of doubt, any record holder that has perfected its dissenters' rights under the GBCC) (the "Certificates") a letter of transmittal (which shall be in customary form, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of the Certificates in exchange for the consideration contemplated by
     Section 2.5(b)). Upon surrender for cancellation to the Exchange Agent of a Certificate, together with such letter of transmittal, properly executed and duly executed in accordance with the instructions thereon, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration contemplated by Section 2.5(b) and any Certificate so surrendered shall forthwith be canceled.

     2.8 RETURN OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the former shareholders of the Company for one year after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former shareholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim. Neither Parent nor the Surviving Corporation shall be liable to any former holder of Company Common Stock for any consideration which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     2.9 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. The consideration issued upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

     2.10 CLOSING OF COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or the Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

     2.11 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct (but consistent with the practices the Parent applies to its own shareholders), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the consideration contemplated by Section 2.5(b).

     2.12 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

     2.13 CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Long Aldridge & Norman LLP at 10:00 a.m., local time, no later than the second (2nd) business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived, or at such other time and place as Parent and the Company shall agree.


                         ARTICLE III

          REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company hereby represents and warrants as of the date hereof to Parent and Acquisition Co. as follows:

     3.1 ORGANIZATION, STANDING AND POWER. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of Company, as hereinafter defined in this Section 3.1, is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Company as hereinafter defined in this Section 3.1. Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Company. For purposes of this Agreement, (a) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Company or Parent, as the case may be, any change or effect that is materially adverse to the business, assets, liabilities, results of operation or financial condition of Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, but excluding any changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof, and (b) "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which Company or Parent, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

     3.2  CAPITAL STRUCTURE.   The authorized capital stock of Company
consists of 50,000,000 shares of common stock, par value $2.00 per share ("Company Common Stock"), and 500,000 shares of preferred stock, no par value ("Company Preferred Stock"), of which (i) 14,881,511 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights or rights of first refusal, (ii) 2,056,986 shares of Company Common Stock are held in the treasury of Company or by the Subsidiaries of Company. No shares of Company Preferred Stock are outstanding. As of the date of this Agreement, except as shown on Schedule 3.2, there are
                                               ------------
no securities convertible into Company Common Stock or any other capital stock of the Company or any of its subsidiaries outstanding, or any options, warrants, calls, rights or agreements to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. Other than the holders of Company Common Stock no holder of any securities or indebtedness of the Company or any of its subsidiaries has any voting rights. Each outstanding share of capital stock of each Subsidiary of Company that is a corporation is duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in the "Company SEC Documents" (as defined in Section 3.5) or Schedule 3.2, each share of capital stock of
                           ------------
each Subsidiary of Company that is a corporation, and each equity interest in each Subsidiary of Company that is another form of legal entity, is owned by Company or another Subsidiary of Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever.

     3.3  AUTHORITY.

          (a) The Board of Directors of Company has on or prior to the date of this Agreement at a meeting duly called and held and not subsequently rescinded or modified in any way (i) adopted this Agreement in accordance with the GBCC, (ii) resolved to recommend the approval of this Agreement to Company's shareholders and (iii) directed that this Agreement be submitted to Company's shareholders for approval.

          (b) Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the shareholders of Company of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject to (x) approval of this Agreement by the shareholders of Company and (y) the filing of appropriate Merger documents as required by the GBCC. This Agreement has been duly executed and delivered by Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Acquisition Co.) constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar laws affecting the enforcement of creditor's rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. The Merger and the transactions contemplated hereby have been duly authorized by Company's Board of Directors.

     3.4 CONSENTS AND APPROVALS; NO VIOLATION. No filing or registration with, or authorization, declaration, consent or approval of, any domestic (federal and state), foreign, or supranational court, commission, governmental body, regulatory agency, authority or tribunal (each a "Governmental Entity") is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), and the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Georgia and appropriate documents with the relevant authorities of other states in which Company or any of its Subsidiaries is qualified to do business, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, (iv) applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws") and the New York

Stock Exchange, (v) any consents, orders, authorizations, registrations, declarations, or filing as set forth on Schedule 3.4, and (vi) such
                                        ------------
other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Company or prevent the consummation of any of the transactions contemplated hereby. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, and except as set forth in Schedule 3.4 (including the
                                           ------------
required consents, approvals, authorizations and other actions identified therein), the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Company or any of its Subsidiaries under, any provision of (i) the Articles of Incorporation, as amended, or Bylaws, as amended, of Company, (ii) any provision of the comparable organizational documents of any of Company's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Company or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii), (iii) or (iv) of this sentence, any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Company, or prevent the consummation of any of the transactions contemplated hereby.

     3.5 SEC DOCUMENTS AND OTHER REPORTS. Company has filed all required documents, reports and Schedules with the SEC since December 31, 1998 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in
Schedule 3.5, the consolidated financial statements (including, in each
------------
case, any notes thereto) of Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except as may be indicated therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in Schedule 3.5, Company has not, since December 31, 1998,
             ------------
made any change in the accounting practices or policies applied in the preparation of financial statements.

     3.6  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as disclosed in Schedule 3.6, since September 30, 1999, (A) Company and its
   ------------
Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that would result in a Material Adverse Effect on Company, excluding any changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof; (B) Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had a Material Adverse Effect on Company; (C) there has been no material change in the consolidated indebtedness of Company and its Subsidiaries, and no dividend or distribution of any kind declared, paid or made by Company on any class of its stock; and (D) there has been no other event causing a Material Adverse Effect on Company, excluding any changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof.

     3.7  PERMITS AND COMPLIANCE.  Each of Company and its
Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the "Company Permits"), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on Company, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company (as defined in Section 9.10), threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries is in default or violation of (A) its articles of incorporation, bylaws or other organizational documents, (B) any applicable law, ordinance, administrative or governmental rule or regulation, or (C) any order, decree or judgment of any Governmental Entity having jurisdiction over Company or any of its Subsidiaries, except, in the case of clauses (A), (B), or (C), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Company. Except as set forth in Schedule 3.7, as of
                                                   ------------
the date of this Agreement, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by Company of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which Company or any of its Subsidiaries is a party or by which Company or any such Subsidiary is bound or to which any of the properties, assets or operations of Company or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on Company.
Set forth in Schedule 3.7 is a description of any material changes to
             ------------
the amount and terms of the indebtedness of the Company and its Subsidiaries as described in the Company's annual report on form 10-K filed for the year ended December 31, 1998 (the "Company Annual Report").

     3.8  TAX MATTERS.

          (a)  Tax Definitions.  For purposes of this Agreement, the
               ---------------
     following definitions shall apply:

               (i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a party is required to pay, withhold or collect.

               (ii) The term "Return" or "Tax Return" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

          (b)  Returns Filed and Taxes Paid.  Except as otherwise
               ----------------------------
     disclosed in Schedule 3.8(b), or except as would not have a
                  ---------------
     Material Adverse Effect on Company: (i) all Returns required to be filed by or on behalf of Company and each of its Subsidiaries have been duly filed on a timely basis and such Returns are correct, true, and complete; (ii) all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Company or any of its Subsidiaries with respect to items or periods covered by such Returns or with respect to any taxable periods ending prior to the date of this Agreement; (iii) Company and each of its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; and (iv) there are no liens on any of the assets of Company or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable.

          (c)  Tax Deficiencies; Audits; Statutes of Limitations.
               -------------------------------------------------
     Except as otherwise disclosed in Schedule 3.8(c), or except as
                                      ---------------
     would not have a Material Adverse Effect on Company: (i) neither the Returns of Company nor any of its Subsidiaries have been audited by a government or taxing authority, nor is any such audit in process; (ii) no deficiencies exist or have been asserted (either in writing or verbally, formally or informally) or are expected to be asserted with respect to Taxes of Company or any of its Subsidiaries, and neither Company nor any of its Subsidiaries has received notice (either in writing or verbally, formally or informally) that it has not filed a Return or paid Taxes required to be filed or paid by it; (iii) neither Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened (either in writing or verbally, formally or informally) against Company or any of its Subsidiaries, or any of their respective assets; (iv) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Company or any of its Subsidiaries; and (v) Company and each of its Subsidiaries have disclosed on their federal income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of
     Section 6662 of the Internal Revenue Code (the "Code").

          (d)  Tax Sharing Agreements.  Except as otherwise disclosed
               ----------------------
     in Schedule 3.8(d), neither Company nor any of its Subsidiaries
        ---------------
     are a party to any tax sharing agreement, and (i) Company has never been a party to a tax sharing agreement, and (ii) to the Knowledge of Company, none of its Subsidiaries has ever been a party to any tax sharing agreement.

     3.9  ACTIONS AND PROCEEDINGS.  Except as set forth in
Schedule 3.9, there are no outstanding orders, judgments, injunctions,
------------
awards or decrees of any Governmental Entity against or involving Company or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants, agents or shareholders of Company or any of its Subsidiaries, as such, any of its or their properties, assets or business that, individually or in the aggregate, would have a Material Adverse Effect on Company. Except as set forth on Schedule 3.9, as of the date of this Agreement, there are
             ------------
no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations pending or, to the Knowledge of Company, threatened against or involving Company or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants, agents or shareholders, as such, or any of its or their properties, assets or business that, individually or in the aggregate, would have a Material Adverse Effect on Company. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries or any of its or their present or former officers, directors, employees, consultants, agents or shareholders, as such, or any of its or their properties, assets or business relating to the transactions contemplated by this Agreement.

     3.10 CERTAIN CHANGE IN CONTROL AGREEMENTS.  Schedule 3.10 sets
                                                 -------------
forth a list of all agreements, arrangements, commitments and Employee Benefit Plans (as defined in Section 3.11), under which (i) any benefits will be increased, (ii) the vesting or funding of benefits will be accelerated, or (iii) amounts become immediately payable upon the occurrence of the transaction contemplated by this Agreement.

     3.11 EMPLOYEE BENEFIT PLANS AND ARRANGEMENTS.

          (a)  List of Plans and Arrangements.   Schedule 3.11(a)
               ------------------------------    ----------------
     sets forth a list of all agreements, arrangements, commitments, and policies (i) which relate to employee benefits; (ii) which pertain to present or former employees, retirees, directors or independent contractors (or their beneficiaries, dependents or spouses) of the Company; and (iii) which are currently or expected to be adopted, maintained by, sponsored by, or contributed to by the Company or any employer which, under Section 414 of the Code, would constitute a single employer with the Company (a "Company Affiliate") or as to which the Company or any Company Affiliate has any ongoing liability or obligation whatsoever (collectively, "Employee Benefit Plans"), including, but not limited to, all:
     (A) employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); and (B) all other deferred compensation, incentive, profit-sharing, thrift, stock ownership, stock appreciation rights, bonus, stock option, stock purchase, welfare or vacation, or other nonqualified benefit plans or arrangements.

          (b)  Compliance with ERISA and the Code.   Except as set
               ----------------------------------
     forth on Schedule 3.11(b), to the Knowledge of the Company, the
              ----------------
     Company and all Company Affiliates have complied with their respective substantive obligations with respect to all Employee Benefit Plans (including, but not limited to, (i) filing or distributing all forms, reports or notices required by ERISA or the Code and (ii) complying with all requirements of Part 6 of ERISA and Code Section 4980B) and have maintained the Employee Benefit Plans in compliance with all applicable laws and regulations (including but not limited to ERISA and the Code), except where the failure to comply with such obligations would not result in a Material Adverse Effect on Company. Each eligible Employee Benefit Plan has received a favorable determination letter from the Internal Revenue Service, and the Internal Revenue Service has not threatened or taken any action to revoke any favorable determination letter issued with respect to any such Employee Benefit Plan.

          (c)  Copies of Documents Provided to Acquisition Co.  The
               -----------------------------------------------
     Company has made available to Parent true, correct and complete copies of all documents relating to the Employee Benefit Plans that Parent has requested, including, but not limited to: (i) all plan texts, amendments, trust instruments and other agreements adopted or entered into in connection with each of the Employee Benefit Plans; (ii) the notices and election forms used to notify employees and their dependents of their continuation coverage rights under the Company's group health plans (under Code Section 4980B(f) and ERISA Section 606), if applicable; and (iii) the most recent Form 5500 annual reports, certified financial statements, actuarial reports, summary plan descriptions and favorable determination letters, if applicable, for Employee Benefit Plans. Since the date such documents were supplied to Parent, no plan amendments have been adopted, no changes to the documents have been made, and no such amendments or changes shall be adopted or made prior to the Closing Date without Parent's approval.

          (d)  Agreements to Create, Continue or Terminate Plans.
               -------------------------------------------------
     Neither the Company nor any Company Affiliate has any agreement, arrangement, commitment or understanding, whether legally binding or not, to create any additional Employee Benefit Plan or to continue, modify, change in any material respect, or terminate any existing Employee Benefit Plan.

          (e)  Agency Review, Taxes and Fiduciary Liability.  None of
               --------------------------------------------
     the Employee Benefit Plans is currently under investigation, audit or review by the Department of Labor, the Internal Revenue Service or any other federal or state agency or is liable for any federal, state, local or foreign taxes. To the best Knowledge of the Company, there is no transaction in connection with which the Company or any Company Affiliate could be subject to either a civil penalty assessed pursuant to ERISA Section 502, a tax imposed by Code Section 4975 or liability for a breach of fiduciary responsibility under ERISA.

          (f)  Claims Against Plans and Fiduciaries.  Except as set
               ------------------------------------
     forth on Schedule 3.11(f), and other than routine claims for
              ----------------
     benefits payable to participants or beneficiaries in accordance with the terms of the Employee Benefit Plans, there are no claims, pending or threatened, by any participant or beneficiary against any of the Employee Benefit Plans or any fiduciary of any of the Employee Benefit Plans.

          (g)  Defined Benefit and Multiemployer Plans.  To the
               ---------------------------------------
     Knowledge of the Company, and except as set forth on Schedule
                                                          --------
     3.11(g), neither the Company nor any Company Affiliate has at any
     -------
     time maintained, sponsored or contributed to any "pension plan" as defined in ERISA Section 3(2) which is subject to Title IV of ERISA or contributed to any such pension plan which is a multiemployer plan as defined in ERISA Section 3(37)(A).

     3.12 COMPLIANCE WITH CERTAIN LAWS. The properties, assets and operations of Company and its Subsidiaries are in compliance in all material respects with all applicable federal, state, local, and foreign laws, rules, and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, "Worker Safety Laws") and the protection and cleanup of the environment and activities or conditions related thereto, including, without limitation, those relating to the generation, handling, disposal, transportation, or release of hazardous materials (collectively "Environmental Laws"), except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Company. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance in all material respects with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, have a Material Adverse Effect on Company. The term "hazardous materials" shall mean those substances that are regulated by, or form the basis for liability under, any applicable Environmental Laws.

     3.13 LABOR MATTERS.  Neither Company nor any of its Subsidiaries
is a party to any collective bargaining agreement or labor contract. Neither Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for Company or any of its Subsidiaries (the "Company Business Personnel"), and there is no unfair labor practice complaint or grievance against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not have a Material Adverse Effect on Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries which may interfere with the respective business activities of Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect on Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries which may interfere with the respective business activities of Company or any of its Subsidiaries, except where such dispute, strike or work stoppage
would not have a Material Adverse Effect on Company.   To the Knowledge
of Company, Company and all of its Subsidiaries are in compliance with all federal and state laws respecting employment and employment practices, immigration, terms and conditions of employment, and wages and hours, except where noncompliance would not have a Material Adverse Effect on Company. With respect to the employees of Company and/or its Subsidiaries, to the Knowledge of Company, no event has occurred and there exists no condition or set of circumstances in connection with which Company, or any of its Subsidiaries or any ERISA Affiliate of Company could be subject to any liability under any federal or state law handicap or disability discrimination law, any federal, state or local fair employment practices or nondiscrimination act, or any other applicable law which would have a Material Adverse Effect on Company.

     3.14 INTELLECTUAL PROPERTY. Company and its Subsidiaries have all patents, trademarks, trade names, service marks, trade secrets, copyrights, and other proprietary intellectual property rights (collectively, "Intellectual Property Rights") as are necessary to operate the business of the Company and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries has infringed any Intellectual Property Rights of any third party other than any infringements that, individually or in the aggregate, would have a Material Adverse Effect on Company.

     3.15 BROKERS. No broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement, other than Goldman, Sachs & Co. based upon arrangements made by or on behalf of Company.


                          ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION CO.

     Parent and Acquisition Co. hereby jointly and severally represent and warrant as of the date hereof to Company as follows:

     4.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Acquisition Co. is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and Georgia, respectively, and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as set forth on Schedule 4.1, Parent and each of its Subsidiaries are
                ------------
duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     4.2  AUTHORITY.

          (a) The respective Boards of Directors of Parent and Acquisition Co. have, on or prior to the date of this Agreement at a meeting duly called and held and not subsequently rescinded or modified in any way, (i) adopted this Agreement in accordance with the GBCC (ii) resolved to recommend the approval of this Agreement to their respective shareholders, and (iii) directed that this Agreement be submitted to their respective shareholders for approval.

          (b) Each of Parent and Acquisition Co. has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Acquisition Co. and the consummation by Parent and Acquisition Co. of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the filing of appropriate Merger documents as required by the GBCC. This Agreement has been duly executed and delivered by Parent and Acquisition Co. and (assuming the valid authorization, execution and delivery of this Agreement by Company) this Agreement constitutes the valid and binding obligation of Parent and Acquisition Co. enforceable against each of them in accordance with its terms, except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar laws affecting the enforcement of creditor's rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. The Merger and the transactions contemplated hereby have been duly authorized by Parent's Board of Directors and Acquisition Co.'s Board of Directors.

     4.3 CONSENTS AND APPROVALS; NO VIOLATION. No filing or registration with, or authorization, declarations, consent or approval of a Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Acquisition Co. or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Georgia, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, (iv) applicable requirements, if any, of Blue Sky Laws and the New York Stock Exchange, (v) any consents, orders, authorizations, registrations, declarations, or filings set forth on Schedule 4.3, and (vi) such other
                                      ------------
consents, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent or the Company, or prevent the consummation of any of the transactions contemplated hereby. Assuming that all consents, approvals, authorizations and other actions described in this
Section 4.3 have been obtained and all filings and obligations described in this Section 4.3 have been made, and except as set forth in
Schedule 4.3 (including the required consents, approvals, authorizations
------------
and other actions identified therein), the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Articles of Incorporation or Bylaws of Parent, (ii) any provision of the comparable charter or organization documents of any of Parent's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses
(ii), (iii) or (iv) of this sentence, any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, or prevent the consummation of any of the transactions contemplated hereby.

     4.4 ACCURACY OF STATEMENTS AND SEC DOCUMENTS. None of the information supplied or to be supplied by Parent or Acquisition Co., or any of their officers, directors, employees, representatives or agents for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9, including any amendments or supplements thereto, will at the respective times they are filed with the SEC or first published or sent or given to the Company's shareholders, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. The Offer Documents and any amendments or supplements thereto will comply in all material respects with the applicable provisions of the Exchange Act and all other documents that Parent or any of its subsidiaries or affiliates is responsible for filing with any regulatory authority in connection with the Transactions will comply as to form in all material respects with the provisions of applicable law. None of the required documents, reports or schedules filed by Parent with the SEC in the last three years contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.5 FINANCING. Parent has, or will have prior to the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make the aggregate cash payment required to be paid pursuant to Article II of this Agreement.


                          ARTICLE V

          COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1  CONDUCT OF BUSINESS PENDING THE MERGER.

          (a)  Actions by the Company.  Except as expressly permitted
               ----------------------
     by clauses (i) through (x) of this Section 5.1(a) or as otherwise expressly permitted by this Agreement, during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects, carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of
     Parent:

               (i) (A) Declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by Subsidiaries), (B) other than in the case of any Subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in Substitution for shares of its capital stock or (C) purchase, redeem, or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

               (ii) Issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding on the date of this Agreement in accordance with their current terms, or (B) the issuance by any wholly-owned Subsidiary of the Company of its capital stock to the Company or another wholly-owned Subsidiary of the Company;

               (iii)  Amend its Articles of Incorporation or Bylaws;

               (iv) Sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries taken as a whole;

               (v) Incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) in the ordinary course of business consistent with past practices and (B) indebtedness, loans, advances, capital contributions and investments between the Company and any of its Subsidiaries or between any of such Subsidiaries;

               (vi) Alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or enter into any binding commitment to do so;

               (vii)  Except as set forth on Schedule 5.1(a)(vii),
                                             --------------------
          enter into or adopt, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Employee Benefit Plan or employment or consulting agreement, other than as required by law or in the ordinary course of business;

               (viii) Except as set forth in Schedule 5.1(a)(viii),
                                             ---------------------
          increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of officers or employees of the Company or any of its Subsidiaries, or enter into any employment or severance agreement with any director or officer of the Company or any of its Subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, any new labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employees;

               (ix) Knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any Subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

               (x) Authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (b)  Actions by Parent.  During the period from the date of
               -----------------
     this Agreement through the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Parent will not take any action that adversely affects or is reasonably likely to adversely affect the Merger and the consummation of the transactions contemplated by this Agreement.

     5.2  NO SOLICITATION.

          (a)  The Company agrees that, from and after the date
     hereof, except with respect to the transactions contemplated by this Agreement, it shall not, and shall not cause, authorize or permit its Subsidiaries or any of its officers, directors, agents, attorneys, accountants, advisors, affiliates and other representatives, or those of any of its Subsidiaries to, solicit, participate in, or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or negotiations with, any person relating to, any "Company Takeover Proposal" (as such term is defined in Section 5.2(b)); provided,
                                                            --------
     however, that the Company shall be permitted (i) to the extent
     -------
     applicable, to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, and (ii) subject to subsection 5.2(c) below, engage in discussions or negotiations with, or furnish information concerning the Company and its Subsidiaries, business, properties or assets to, any third party which makes a Superior Proposal if the Board of Directors of the Company concludes in good faith after conferring with independent legal counsel and its financial advisors that such action is necessary in order to meet its fiduciary duties under applicable law. The Company shall promptly (within 24 hours) advise Parent following the receipt by the Company of any Company Takeover Proposal and the material terms thereof (including the identity of the person making such Company Takeover Proposal), and advise Parent of any developments with respect to such Company Takeover Proposal immediately upon the occurrence thereof.

          (b) "Company Takeover Proposal" means any tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries, other than by the transactions contemplated under, or otherwise permitted by, this Agreement. For purposes of this Agreement, "Superior Proposal" means any Company Takeover Proposal, the terms of which the Board of Directors of the Company determines in its good faith judgment to be a superior financial alternative to the Company's shareholders when compared as a whole with the transactions contemplated by this Agreement and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company's Board of Directors after consulting with its financial advisor, is reasonably likely to be obtained.

          (c)  Upon making the determination described in paragraphs
     (a)(ii) and (b) of this Section 5.2 with respect to a Superior Proposal, and prior to engaging in discussions or negotiations with, or furnishing information concerning the Company and its Subsidiaries, business, properties or assets to, any third party in connection with such Superior Proposal in accordance with paragraph (a)(ii) of this Section 5.2, the Board of Directors of the Company shall provide not less than five (5) days prior written notice to Parent of such determination, which notice shall include a description of such Superior Proposal in reasonable detail for the purpose of permitting Acquisition Co. and Parent to evaluate such Superior Proposal.


     5.3  ACCESS; COOPERATION.  Company shall allow Parent,
Acquisition Co., their lender, and their respective authorized representatives, during ordinary business hours, access to examine all documents, records, reports, books, or files maintained by Company or its representatives, including but not limited to access to Company's financial records, auditor's work papers, or other such documents as may be reasonably requested by Parent; provided, however, that all such requests shall be made through the Chief Executive Officer of Company or his designee. In addition, Company shall promptly provide Parent - to the attention of Gerald F. Mahoney - with copies of all management reports normally provided to the Company's Chief Executive Officer.



                          ARTICLE VI

                    ADDITIONAL AGREEMENTS

     6.1  SHAREHOLDERS' MEETING.

          (a) If required by applicable law, the Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders (the "Shareholder Meeting") promptly as practicable after the acceptance for payment and purchase of the Shares by Acquisition Co. pursuant to the Stock Offer for the purpose of considering, voting upon, and obtaining the vote required by law and the Articles of Incorporation of the Company with respect to the approval of this Agreement, and the transactions contemplated hereby (the "Company Required Vote").

          (b) The Company will (i) through its Board of Directors, recommend to its shareholders approval of the matters described in
     Section 6.1(a) above, and (ii) take all lawful action to solicit the adoption of this Agreement by the Company Required Vote; provided, however, the Company shall not be required to make such recommendation or take such action if the Board of Directors of this Company shall take any of the actions described in Section 1.2(c).

          (c) Parent shall vote, or cause to be voted, all of the Shares then owned by it, Acquisition Co. or any other Parent
     Subsidiary in favor of the approval of the Merger and the approval and adoption of this Agreement.

     6.2 MERGER WITHOUT MEETING OF SHAREHOLDERS. Notwithstanding the provisions of Section 6.1, in the event that Parent, Acquisition Co. and any other Parent Subsidiary shall acquire in the aggregate at least 90% of the outstanding Shares of Company Common Stock, pursuant to the Stock Offer or otherwise, the parties hereto shall, at the request of Parent and subject to the provisions of Article 6, take all necessary and appropriate action to cause a merger between Parent and Company and for such merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of Company, all in accordance with the GBCC.

     6.3 FEES AND EXPENSES. Parent shall pay all HSR Act filing fees and printing expenses of the parties. Except as provided in this
Section 6.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

     6.4 PAYMENT IN RESPECT OF EQUITY RIGHTS. As soon as practicable after the date of this Agreement, the Board of Directors of Company (or if appropriate, any committee administering the Company's Employee Benefit Plans) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options or other rights to purchase shares of Company Common Stock ("Company Options") to provide that each Company Options outstanding immediately prior to the acceptance for payment of Shares pursuant to the Stock Offer shall be canceled in exchange for a cash payment from the Company of an amount equal to (i) the excess, if any, of (x) the price per Share to be paid pursuant to the Stock Offer over (y) the exercise or conversion price per Share of such Company Options, multiplied by (ii) the number of Shares for which such Company Options shall not theretofore have been exercised (the "Option Consideration"). At the Effective Time, each holder of a then-outstanding Company Options, whether or not then exercisable, shall in settlement thereof, receive for each share of Company Common Stock subject to such Company Options an amount (subject to any applicable withholding tax) in cash equal to the difference between the Stock Offer Price and the per share exercise price of such Company Options to the extent such difference is a positive number. Prior to the Effective Time, Company shall use its best efforts to obtain all necessary Consents or releases from holders of Company Options, to the extent required by the terms of the plans or agreements governing such Company Options, as the case may be, or pursuant to the terms of any Company Options granted thereunder, and take all such other lawful action as may be necessary to give effect to the transactions contemplated by this Section 6.4 (except for such action that may require the approval of Company's shareholders). Except as otherwise agreed to by Parent or Acquisition Co. and Company, Company shall take all action necessary to ensure that (i) the provisions of any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of Company or any Company Subsidiary, shall be canceled as of the Effective Time, and
(ii) following the Effective Time, (1) no participant in any plans, programs or arrangements shall have any right thereunder to acquire equity securities of Company, the Surviving Corporation or any Subsidiary thereof and all such plans shall have been terminated, and
(2) Company will not be bound by any Company Options which would entitle any person to own any capital stock of Company, the Surviving Corporation or any Subsidiary thereof.

     6.5  REASONABLE BEST EFFORTS.

          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, but not limited to: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including those in connection with the HSR Act, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and
     (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this

     Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld. Parent hereby guarantees Acquisition Co.'s performance hereunder, and waives any defenses which Parent may have or hereafter acquire with respect to such guaranty obligations.

          (b) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant or agreement made by it in this Agreement.

     6.6 PUBLIC ANNOUNCEMENTS. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions other than upon mutual agreement and cooperation with the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company also agree to reasonably cooperate regarding any written communications which relate to the transactions contemplated by this Agreement made to their employees during the period from the date hereof until the Effective Time.

     6.7 STATE TAKEOVER LAWS. If any "fair price," "business combination," "control share acquisition," or "greenmail" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to obtain or grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

     6.8 NOTIFICATION OF CERTAIN MATTERS. Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any material event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in all material respects,
(ii) any failure of Parent or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change or event which would be reasonably likely to have a Material Adverse Effect on Parent or the Company, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     6.9 RESIGNATION OF DIRECTORS. The Company shall cause each director of the Company to resign as a director of the Company effective immediately after the Effective Time.

     6.10 INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE. From and after the Effective Time, Parent agrees not to, and agrees to cause the Surviving Corporation not to, take any action nor permit any action to be taken which would have the effect of eliminating or impairing the rights of current or former officers and the directors of the Company to be indemnified for actions taken by such officers or directors in such capacities prior to the Effective Time so long as such indemnification would have been available to such parties at such time in accordance with the respective Bylaws and Articles of Incorporation of the Company, as the case may be, and applicable law. Parent further agrees to fund all such indemnification obligations of the Surviving Corporation as they relate to such matters. For a period of six years from the

Effective Time, Parent further agrees to cause the Surviving Corporation to provide the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.


                         ARTICLE VII

              CONDITIONS PRECEDENT TO THE MERGER

     7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be Subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a)  HSR and Other Approvals.
               -----------------------

               (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

               (ii) All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would have a Material Adverse Effect on Parent (assuming the Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

          (b)  No Order.  No court or other Governmental Entity
               --------
     having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

          (c)  Purchase of Shares in Stock Offer.  Parent, Acquisition
               ---------------------------------
     Co. and their affiliates shall have purchased not less than a majority of the Fully Diluted Shares pursuant to the Stock Offer, except that this condition shall not apply if Parent, Acquisition Co. or their affiliates shall have failed to purchase Shares pursuant to the Stock Offer in breach of their obligations under this Agreement.

     7.2  CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a)  Performance of Obligations; Representations and
               -----------------------------------------------
     Warranties.  Each of Parent and Acquisition Co. shall have
     ----------
     performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of Parent and Acquisition Co. contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received a certificate signed on behalf of each of Parent and Acquisition Co. by its Chief Executive Officer and its Chief Financial Officer to such effect.

          (b)  Exchange Agent Certification.  The Exchange Agent
               ----------------------------
     shall have delivered to the Company a certificate, dated as of the Effective Time, to the effect that Parent has deposited with the Exchange Agent sufficient funds to pay the aggregate cash payments required to be paid pursuant to Section 2.5(b).

     7.3 CONDITIONS TO OBLIGATIONS OF PARENT AND ACQUISITION CO. TO EFFECT THE MERGER. The obligations of Parent and Acquisition Co. to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a)  Performance of Obligations; Representations and
               -----------------------------------------------
     Warranties.  The Company shall have performed in all material
     ----------
     respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.


                         ARTICLE VIII

              TERMINATION, AMENDMENT AND WAIVER

     8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company or Parent:

          (a)  by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company, if the other party shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph;

          (c) by either Parent or the Company, if there has been (i) a breach by the other party (in the case of Parent, including any material breach by Acquisition Co.) of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of Parent, including any material breach by Acquisition Co.) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days following receipt by the breaching party of written notice of the breach; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the nonbreaching party may not terminate this Agreement pursuant to this paragraph;

          (d) by Parent or the Company, if any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

          (e) by Parent or the Company, if the shareholders of the Company are required by law to but do not approve this Agreement and the transactions contemplated hereby at the Shareholder
     Meeting or any adjournment or postponement thereof;

          (f) by the Company, if the Board of Directors of the Company shall have determined, after conferring with its independent legal counsel, that it is necessary to approve, endorse or recommend a Superior Proposal to the Company's shareholders in order to meet its fiduciary duties under applicable law;

          (g) by Parent or the Company, if: (i) the Stock Offer shall have expired without the Minimum Tender Condition being met or (ii) Acquisition Co. shall not have accepted for payment all Shares tendered pursuant to the Stock Offer by July 13, 2000; provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Parent or Acquisition Co., as the case may be, to purchase the Shares pursuant to the Stock Offer on or prior to such date; or

          (h) by Parent upon the occurrence of any event set forth in paragraph (c) of Section 1.2.

          (i)  by Parent, in the event that Company has notified
     Parent of the existence of a Superior Proposal as contemplated by
     Section 5.2(c) and Company has failed to notify Parent that it has rejected such Superior Proposal within ten days of the date of such notice.

     The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

     8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Acquisition Co. or their respective officers or directors (except for Section 6.3 and Article IX, which shall survive the termination); provided, however, that nothing contained in this Section 8.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement; provided further, that, upon termination of this Agreement (x) by Parent or Company pursuant to paragraphs (e), (f) or (h) of Section 8.1, or (y) by Parent pursuant to paragraph (i) of
Section 8.1 in the event that Company determines to accept the Superior Proposal that was the subject of the notice to

Parent pursuant to Section 5.2(c), Company shall pay to Parent, as liquidated damages and not as a penalty, Eight Million Dollars
($8,000,000), which amount has been reasonably calculated to approximate the compensation due to Parent for its time, expense and lost opportunity costs in connection herewith.

     8.3 AMENDMENT. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.4 WAIVER. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.




                          ARTICLE IX

                      GENERAL PROVISIONS

     9.1  NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.
The representations and warranties in this Agreement or in any schedule, exhibit or instrument delivered pursuant to this Agreement shall terminate at the Effective Time or upon the termination of this Agreement.

     9.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Company, to

             American Business Products, Inc.
             2100 Riveredge Parkway, Suite 1200
             Atlanta, Georgia 30328
             Attention:  President
             Facsimile: (770) 850-0220

             with a copy to:

             Long Aldridge & Norman LLP
             One Peachtree Center, Suite 5300
             303 Peachtree Street
             Atlanta, Georgia  30308
             Attention:   Jeffrey K. Haidet, Esq.
             Facsimile:  (404) 527-4198

         (b) if to Parent or Acquisition Co., to

             Mail-Well, Inc.
             23 Inverness Way East
             Suite 160
             Englewood, Colorado 80112
             Attention: President
             Facsimile:

             with a copy to:

             Rothgerber, Appel, Powers & Johnson LLP
             One Tabor Center, Suite 3000
             1200 Seventeenth Street
             Denver, Colorado 80202-5839
             Attention:  Woody Davis, Esq.
             Facsimile: (303)623-9222


     9.3 INTERPRETATION. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     9.4 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     9.5 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Subject matter hereof. This Agreement, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     9.6 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING
OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS
OF PARENT, THE COMPANY, OR ACQUISITION CO. IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

     9.7 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

     9.8 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal Substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

     9.9 ENFORCEMENT OF THIS AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

     9.10 COMPANY'S KNOWLEDGE. As used herein, the terms "Company's Knowledge" and "to the Knowledge of Company" with respect to the Company shall mean the actual knowledge of any officer of the Company listed on
Schedule 9.10.
-------------

     9.11 PARENT'S KNOWLEDGE. As used herein, the terms "Parent's Knowledge" and "to the Knowledge of Parent" with respect to Parent shall mean the actual knowledge of any officer of Parent listed on Schedule
                                                             --------
9.11.
----





                (Signatures appear on following page)

     IN WITNESS WHEREOF, Parent, Acquisition Co., and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized all as of the date first written above.




                            AMERICAN BUSINESS PRODUCTS, INC.




                            By:__________________________________
                            Title:



                            MAIL-WELL, INC.




                            By:__________________________________
                            Title:


                            SHERMAN ACQUISITION CORP.




                            By:__________________________________
                            Title:

                                                   Exhibit (c)(2)
                                                   --------------

                 SHAREHOLDERS' STOCK TENDER AGREEMENT

     This SHAREHOLDERS' STOCK TENDER AGREEMENT (this "Agreement") is entered into this 13th day of January, 2000, by and among Mail-Well, Inc., a Colorado corporation ("Parent"), Sherman Acquisition Corp., a Georgia corporation and a wholly-owned subsidiary of Parent ("Acquisition Co."), and each of Henry Curtis VII, Richard B. Curtis, Jr., Hollis L. Harris, W. Stell Huie, Thomas F. Keller, James F. McDonald, Daniel W. McGlaughlin, C. Douglas Miller, G. Harold Northrop, Joe W. Rogers, and William B. Stokely, III (each a "Shareholder" and collectively, the "Shareholders").

                        W I T N E S S E T H :

          WHEREAS, each Shareholder Beneficially Owns (as hereafter defined) that number of shares of the common stock, $2.00 par value per share (the "Common Stock") of American Business Products, Inc., a
Georgia corporation (the "Company"), set forth opposite such Shareholder's name on Appendix A hereto; and

          WHEREAS, simultaneously with the execution of this Agreement, Parent, Acquisition Co. and the Company are entering into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement") pursuant to which, among other things, Acquisition Co. is agreeing to promptly commence a cash tender offer (as such tender offer may hereafter be amended from time to time, the "Offer") to purchase all of the issued and outstanding shares of Common Stock; and

          WHEREAS, as an inducement and a condition to their willingness to enter into the Merger Agreement and incur the obligations set forth therein, including the Offer and the subsequent merger of Acquisition Co. with and into the Company as contemplated thereby (the "Merger"), Parent and Acquisition Co. have requested that the Shareholders agree, and each Shareholder has agreed, to tender that number of shares of Common Stock Beneficially Owned by such Shareholder and set forth opposite such Shareholder's name on Appendix A hereto, together with any shares of Common Stock acquired by the Shareholders after the date hereof and prior to the consummation or termination of the Offer, upon exercise of options or otherwise, (collectively, the "Shares"), and to vote all of such Shareholder's Shares in favor of the Merger.

          NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements set forth herein and the promises, representations, warranties, covenants and agreements of Parent and Acquisition Co. in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. CERTAIN DEFINITIONS. For purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

     "Beneficially Own" or "Beneficial Ownership" shall mean, with respect to any securities, having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     "Person" shall mean a natural person, corporation, partnership, joint venture, association, trust, limited liability company, business trust, joint stock company, unincorporated organization or other entity.

     "Transfer" shall mean, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and the entering into of any option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.

     "Voting Period" shall mean the period from the date hereof until the termination of this Agreement in accordance with its terms.

     2. RESTRICTIONS. Until the termination of this Agreement in accordance with its terms, each of the Shareholders agrees not to, directly or indirectly, (a) except as provided in Section 3 hereof, Transfer any of such Shareholder's Shares to any Person, grant any proxies or powers of attorney or enter into a voting agreement, understanding or arrangement with respect to such shareholder's Shares, or (b) take any action that would make any representation or warranty of the Shareholder herein untrue or incorrect or would result in a breach by the Shareholder of any of its obligations under this Agreement.

     3. TENDER OF SHARES. Each Shareholder hereby agrees to validly tender or cause to be validly tendered, pursuant to and in accordance with the terms of the Offer, promptly after Acquisition Co. commences the Offer (but in no event later than five business days after the date of such commencement or, with respect to shares of Common Stock acquired by such Shareholder after the date of this Agreement upon exercise of options or otherwise, no later than five business days after the date of such acquisition), all of such Shareholder's Shares and to not withdraw such Shares unless the Merger Agreement shall be validly terminated in accordance with Article VIII thereof.

     4.   VOTING OF SHARES; PROXY.

          a.   During the Voting Period, at any meeting (whether
annual or special and whether or not an adjourned or postponed meeting)of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, each Shareholder in its capacity as such shall vote (or cause to be voted) all of such Shareholder's Shares: (i) in favor of the Merger, and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof, (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Shareholders under this Agreement or (B) impede, interfere with, delay, postpone, or adversely affect the Offer, the Merger or any other transaction contemplated by the Merger agreement or this Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Offer, the merger and any other transaction contemplated by the Merger Agreement and this Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries (as defined in the Merger Agreement); (B) any sale, lease or transfer of a material amount of the assets or business of the Company or its Subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Company or its Subsidiaries; (C) any material change in the present capitalization of the Company or its Subsidiaries or any amendment of the Articles of Incorporation of the Company; (D) any other material change in the Company's corporate structure or business; and (E) any other action that is intended to impede, interfere with, delay, postpone, discourage or materially adversely affect the Offer, the Merger, any other transaction
contemplated by the Merger Agreement or this Agreement.   No Shareholder
in his capacity as such shall enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this Section 4. Notwithstanding the foregoing, the provisions of this Section 4 shall in no way be interpreted to apply to any Shareholder in his capacity as a member of the Board of Directors of the Company, and in such capacity each Shareholder shall be free to exercise his fiduciary duties to the Company and its shareholders.

          b.   IRREVOCABLE PROXY. Each Shareholder hereby appoints
Jerry Wertheimer and Roger Wertheimer in their respective capacities as officers of Acquisition Co., and any individual who shall hereafter succeed to any such office of Acquisition Co., and any other designee of Acquisition Co., each of them individually, the Shareholder's irrevocable (until the termination of The Voting Period) proxy and attorney-in-fact (with full power of substitution) to vote the Shares of such Shareholder as indicated in section 5(a) above. Each Shareholder intends this proxy to be irrevocable (until the termination of the Voting Period) and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Shareholder with respect to the Shares of such Shareholder.

     5. WAIVER OF APPRAISAL OR DISSENTING RIGHTS. Each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger under the Georgia Business Corporation Code.

     6. WAIVER OF CLAIMS. Each Shareholder, effective upon the acquisition of such Shareholder's Shares pursuant to the Offer, waives and relinquishes any claims, actions, recourse or other rights of any nature which the Shareholder may have against the Company, Parent or Acquisition Co. which arises out of or relates to such Shareholder's ownership of the Shares, its status as a shareholder of the Company, the conduct of the business of the Company or the authorization, execution and delivery of the Merger Agreement or this Agreement or the consummation of the transactions contemplated thereby or hereby; provided, however, that the provisions of this Section 6 shall not extend to the obligations of Parent and Acquisition Co. pursuant to this Agreement.

     7. NO PURCHASE. Acquisition Co. and Parent may allow the Offer to expire without accepting for payment or paying for any Shares, on the terms and conditions set forth in the Offer to Purchase (as defined in the Merger Agreement). If all Shares validly tendered and not withdrawn are not accepted for payment and paid for in accordance with the terms of the Offer to Purchase, they shall be returned to the Shareholders, whereupon they shall continue to be held by the Shareholders subject to the terms and conditions of this Agreement.

     8. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each Shareholder, severally but not jointly, represents and warrants to Parent and Acquisition Co. as follows:

          a. Such Shareholder is the record holder of the Shares and Beneficially Owns the Shares, free and clear of any claims, security interests, liens and encumbrances (other than liens of registered brokers in connection with Shares held in margin accounts) and the transfer of the Shares hereunder will pass to Acquisition Co. good and marketable record title and Beneficial Ownership to the Shares free and clear of any claims, security interests, liens and encumbrances whatsoever.

          b. Such Shareholder has the legal power, authority and capacity to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by such Shareholder of this Agreement and the performance by such Shareholder of its obligations hereunder have been duly and validly authorized and no further actions or proceedings on the part of such Shareholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          c. This Agreement constitutes the legal, valid and binding agreement of such Shareholder enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

          d. This Agreement covers all of such Shareholder's Shares except for options to purchase shares of Common Stock which were granted by the Company to the Shareholder (provided, however, that any shares of Common Stock acquired by such Shareholder upon exercise of any such options after the date hereof and prior to the consummation or termination of the Offer are covered by this Agreement). As of the date hereof, such Shareholder Beneficially Owns the number of shares of the Company's Common Stock set forth on Appendix A hereto.

          e. This Agreement and the execution and delivery hereof by the Shareholder does not, and the consummation of the transactions contemplated hereby will not, (i) result in a violation of or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instruments or obligations to which such Shareholder is a party or by which any of its property or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of its properties or assets.

     9. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION CO.. Parent and Acquisition Co., jointly and severally, hereby represent and warrant to each Shareholder as follows:

          a. Each of Parent and Acquisition Co. is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, and each of them is in good standing under the laws of its jurisdiction of incorporation. Parent and Acquisition Co. have all necessary corporate power and authority to execute and deliver this Agreement and perform their respective obligations hereunder. The execution and delivery by Parent and Acquisition Co. of this Agreement and the performance by Parent and Acquisition Co. of their respective obligations hereunder have been duly and validly authorized by the Board of Directors of each of Parent and Acquisition Co. and no other corporate proceedings on the part of Parent or Acquisition Co. are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          b. This Agreement has been duly and validly executed and delivered by Parent and Acquisition Co. and constitutes a valid and binding Agreement of each of Parent and Acquisition Co., enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     10. TERMINATION. This Agreement shall terminate on the earlier of (i) the purchase by Acquisition Co. of the Shares pursuant to the Offer or (ii) the termination of the Merger Agreement pursuant to
Article VIII thereof. The provisions of Sections 8 and 9 hereof shall survive the termination of this Agreement.

     11. SPECIFIC PERFORMANCE. The parties hereto acknowledge and agree that if any of the provisions of this Agreement were not performed by the Shareholders, as the case may be, in accordance with their specific terms or were otherwise breached, Parent would not have an adequate remedy at law and would be irreparably harmed and that the damages therefor would be difficult to determine. It is accordingly agreed that Parent shall be entitled to injunctive relief to prevent breaches of this Agreement by any Shareholder and to specifically enforce the terms and provisions hereof.

     12. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if hand delivered in person or by next-day courier, transmitted by facsimile or mailed by registered or certified mail, postage prepaid, return receipt requested, as follows:

          a.   If to Parent, to:

               Mail-Well, Inc.
               23 Inverness Way East
               Suite 160
               Englewood, Colorado 80112
               Attention: President
               Fax:

     with a copy to:

               Woody Davis, Esq.
               Rothgerber, Appel, Powers & Johnson LLP
               One Tabor Center, Suite 3000
               1200 Seventeenth Street
               Denver, Colorado 80202-5839
               Fax: 303-623-9222


          b. If to the Shareholders, to the respective addresses set forth on Schedule A hereto.

or to such other address as the person to whom notice is given may have previously furnished to the other parties in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     13. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Acquisition Co. may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     14. AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     15. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia, without regard to its conflicts of law rules.

     16. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     17. EFFECT OF HEADINGS. The headings herein are for reference purposes only and shall not in any way affect the meaning or interpretation hereof.

     18. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto and supersedes all prior agreements and understandings, oral or written, among the parties hereto with respect to the subject matter hereof.


       [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, this Agreement has been duly executed under seal and delivered by the parties hereto on the date first above written.



                                 MAIL-WELL, INC.



                                 __________________________________
                                 Name: Roger Wertheimer
                                 Title:   President




                                 SHERMAN ACQUISITION CORP.


                                 ___________________________________
                                 Name: Roger Wertheimer
                                 Title:   President

                                 SHAREHOLDERS:


                                 _____________________________________
                                 Henry Curtis VII



                                 _____________________________________
                                 Hollis L. Harris



                                 _____________________________________
                                 W. Stell Huie



                                 _____________________________________
                                 Thomas F. Keller



                                 _____________________________________
                                 James F. McDonald



                                 _____________________________________
                                 Daniel W. McGlaughlin



                                 _____________________________________
                                 C. Douglas Miller



                                 _____________________________________
                                 G. Harold Northrup



                                 _____________________________________
                                 Joe W. Rogers

                                 _____________________________________
                                 William B. Stokely, III


                                 _____________________________________
                                 Richard B. Curtis, Jr.

                              APPENDIX A





                                       TOTAL SHARES OF THE COMPANY'S
                                               COMMON STOCK
      NAME/ADDRESS                           BENEFICIALLY OWNED
      ------------                           ------------------

Henry Curtis VII
5547 Waterford Green Glen
Marietta, GA  30068                                229,719

Hollis L. Harris
100 St. Andrews Square
Peachtree City, GA  30269                            1,030

W. Stell Huie
Long Aldridge & Norman
One Peachtree Center, Suite 5300
303 Peachtree Street
Atlanta, GA  30309                                  20,926

Thomas F. Keller
Duke University
The Fuqua School of Business
Towerview Drive
Durham, NC  27706                                    1,050

James F. McDonald
Scientific Atlanta, Inc.
One Technology Parkway South
Norcross, GA  30092                                  1,400

Daniel W. McGlaughlin
Equifax, Inc.
P.O. Box 4081
Atlanta, GA  30302                                  10,500

C. Douglas Miller
Norrell Corporation
3535 Piedmont Road, NE
Atlanta, GA  30305                                     500

G. Harold Northrop
5253 Georgia Highway 354
Pine Mountain, GA  31822                             8,312

                                       TOTAL SHARES OF THE COMPANY'S
                                               COMMON STOCK
      NAME/ADDRESS                           BENEFICIALLY OWNED
      ------------                           ------------------

Joe W. Rogers
5986 Financial Drive
Norcross, GA  30071                                  5,300

William B. Stokely, III
The Stokely Company
620 Campbell Station Road, Suite 27
Knoxville, TN  37922                                 5,000

Richard B. Curtis, Jr.
1910 Waryswood Road
Watkinsville, GA 30677                             131,569